Brookfield

Q3 2013

BPO: NYSE / TSX

THIRD QUARTER REPORT	September 30, 2013

Dear shareholders:

Funds from operations (“FFO”) was $167 million or $0.29 per diluted common share for the quarter ended September 30, 2013, compared with $164 million or $0.29 per diluted common share during the same period in 2012. Included in FFO for the current quarter was a break fee of $7 million related to the early refinancing of Suncor Energy Centre. Excluding this one-time item FFO was $174 million or $0.30 per share.

Net income attributable to common shareholders in the third quarter of 2013 was $223 million or $0.38 per diluted share, compared with $376 million or $0.66 per diluted share in the third quarter of 2012. The reduction in net income for the quarter was due primarily to a decrease in fair value gains, which amounted to $105 million in 2013 compared with $306 million during the same period in the prior year.

Commercial property net operating income for the third quarter of 2013 decreased to $344 million, compared with $345 million in the third quarter of 2012.

Common equity per share at September 30, 2013 increased to $21.03 from $19.80 as at December 31, 2012, and earned a total return of $2.00 per diluted share representing a 13% annualized return on opening common equity per share.

OUTLOOK

The company continues to execute on major growth initiatives as we recently increased our presence in existing core markets, established an investment platform in a new target market, and kicked off our newest signature development project.

HIGHLIGHTS OF THE THIRD QUARTER

Leased 1.1 million square feet of space during the quarter at an average net rent of $34.81 per square foot, representing a 10% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 92.1%.

Leasing highlights from the third quarter include:

New York – 261,000 square feet

•	An 11-year new lease with Bank of Nova Scotia for 99,000 square feet at Brookfield Place - 250 Vesey St.
•	A 16-year new lease with Wisdom Tree Investments for 38,000 square feet at 245 Park Avenue

Houston – 178,000 square feet

•	A 10-year expansion with Rosetta Resources for 28,000 square feet at Heritage Plaza
•	A 10-year expansion with Plains Marketing for 24,000 square feet at Three Allen Center

Washington, D.C. – 160,000 square feet

•	A five-year renewal with the GSA for 30,000 square feet at Sunrise Tech Park, Reston, VA
•	An eight-year new lease with Sirens Media, LLC, for 26,000 square feet at Silver Spring Metro Plaza, Silver Spring, MD

Toronto – 117,000 square feet

•	A six-year new lease with MCW Consultants Ltd. for 35,000 square feet at Queen’s Quay Terminal
•	A seven-year new lease with The Catalyst Group for 25,000 square feet at Bay Wellington Tower

London – 60,000 square feet

•	A 15-year new lease with i2 Offices Business Centre for 32,000 square feet at 99 Bishopsgate
•	A 10-year new lease with BECS for 28,000 square feet at 99 Bishopsgate

Sydney – 42,000 square feet

•	A 10-year new lease with SAI Global for 40,000 square feet at E&Y Centre

Closed on the Acquisition of MPG Office Trust, Inc.

A newly created fund (“DTLA Holdings”), controlled by Brookfield Office Properties, closed on the acquisition of MPG Office Trust, Inc., subsequent to the third quarter. Brookfield Office Properties now holds a 47% interest in seven class A office properties totaling 8.3 million square feet in downtown Los Angeles, as well as the FIGat7th retail center and a strategically located development site.

Commenced development of Brookfield Place Calgary

The company kicked off the first phase in the development of a 2.4-million-square-foot office project in downtown Calgary with Cenovus Energy Inc., a leading Canadian oil company, secured as the 71% lead tenant of the 1.4-million-square-foot East tower. Upon completion, the East tower will be the tallest structure in western Canada.

Entered the San Francisco market with purchase of 685 Market Street for $80 million

Acquired a 205,000-square-foot class A office building, also known as the Monadnock building, in the South Financial District submarket, subsequent to the third quarter.

Acquired remaining 50% interest in Washington, D.C. asset for $72 million

Brookfield Office Properties purchased the 50% interest it did not previously own in the Victor Building.

Sold two non-core assets for net proceeds of approximately $160 million

Disposed of 2000 L St. in Washington, D.C. and Landmark Square in Long Beach, CA.

Transferred Bay Adelaide Centre East to subsidiary for C$635 million

Sold second phase of Bay Adelaide Centre project in Toronto – the currently under construction East tower – to 83%-owned subsidiary Brookfield Canada Office Properties (TSX: BOX.UN: NYSE: BOXC). Brookfield Office Properties sold the asset on an “as-if-completed-and-stabilized basis,” and retains responsibility for construction, lease-up and financing. The project is currently 60% pre-leased with expected completion in late 2015.

Completed property-level refinancings totaling $1.2 billion, netting proceeds of approximately $166 million

The company refinanced $307 million of debt in the United States at an average rate of 1.91% with an average term of five years; C$275 million in Canada at an average rate of 5.19% with an average term of 20 years; and $602 million in Australia at an average rate of 5.66% with an average term of five years.

Update on Proposed Acquisition by Brookfield Property Partners

On September 30, 2013, Brookfield Property Partners, L.P., (NYSE: BPY; TSX: BPY.UN) announced a proposal to acquire Brookfield Office Properties by way of a tender offer for “any or all” of the common shares of Brookfield Office Properties it does not own. The disinterested directors of Brookfield Office Properties’ board of directors are currently reviewing and considering the proposal.

Guidance Update

Excluding one-time items incurred in 2013, which amount to $0.06 per share including: a litigation provision (Q2); a debt break fee (Q3); and costs related to the MPG transaction (Q4), Brookfield Office Properties expects to report full-year 2013 results within its original guidance range of $1.16 - $1.20 per share, with a mid-point of $1.18.

Richard B. Clark	Dennis H. Friedrich
Chairman	Chief Executive Officer

October 25, 2013

2	Q3/2013 Interim Report

Commercial Properties Portfolio

			Assets Under management					proportionate(1)			proportionate net of Non-Controlling Interests(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES
New York Midtown
300 Madison Avenue	1	100.0	1,104	30	1,134	14	1,148	100	1,134	1,148	1,128	1,142
245 Park Avenue(4)	1	93.5	1,719	68	1,787	—	1,787	51	911	911	906	906
450 West 33rd Street(4)	1	77.0	1,684	81	1,765	27	1,792	75	1,324	1,344	1,324	1,344
The Grace Building(4,5)	1	85.2	1,531	26	1,557	65	1,622	42	656	684	656	684
	4	87.9	6,038	205	6,243	106	6,349	64	4,025	4,087	4,014	4,076
New York downtown
Brookfield Place, New York
200 Liberty Street	1	94.8	1,607	52	1,659	80	1,739	100	1,659	1,739	1,649	1,729
225 Liberty Street	1	100.0	2,475	35	2,510	196	2,706	100	2,510	2,706	2,495	2,690
200 Vesey Street	1	99.6	1,246	6	1,252	2	1,254	100	1,252	1,254	1,245	1,246
250 Vesey Street	1	99.8	1,756	43	1,799	194	1,993	100	1,799	1,993	1,788	1,981
Retail and Winter Garden		54.2	—	162	162	6	168	100	162	168	162	167
One Liberty Plaza	1	99.4	2,338	8	2,346	—	2,346	100	2,346	2,346	2,332	2,332
One New York Plaza(5)	1	83.5	2,553	24	2,577	63	2,640	84	2,172	2,225	2,172	2,225
	6	95.0	11,975	330	12,305	541	12,846	97	11,900	12,431	11,843	12,370
Boston
75 State Street	1	74.6	771	25	796	236	1,032	100	796	1,032	791	1,025
	1	74.6	771	25	796	236	1,032	100	796	1,032	791	1,025
Washington, D.C.
1625 Eye Street	1	96.4	376	9	385	150	535	10	38	54	38	54
701 9th Street	1	100.0	364	—	364	145	509	100	364	509	362	506
799 9th Street	1	5.2	191	11	202	55	257	100	202	257	202	257
Potomac Tower	1	95.5	238	—	238	148	386	100	238	386	236	384
601 South 12th Street	1	100.0	305	—	305	179	484	100	305	484	305	484
701 South 12th Street	1	100.0	249	—	249	178	427	100	249	427	249	427
77 K Street	1	93.4	321	4	325	86	411	100	325	411	323	408
650 Massachusetts Avenue	1	94.3	286	26	312	93	405	100	312	405	312	405
Three Bethesda Metro Center	1	89.2	366	2	368	457	825	100	368	825	368	825
Victor Building(5)	1	96.2	294	22	316	114	430	84	266	362	266	362
1200 K Street(5)	1	100.0	366	2	368	119	487	84	310	410	310	410
1250 Connecticut Avenue(5)	1	99.7	162	18	180	57	237	84	152	200	152	200
1400 K Street(5)	1	97.5	177	10	187	87	274	84	158	231	158	231
2001 M Street(5)	1	5.3	191	27	218	90	308	84	183	260	183	260
2401 Pennsylvania Avenue(5)	1	88.2	57	18	75	38	113	84	64	96	64	96
Bethesda Crescent(5)	3	92.8	240	22	262	148	410	84	221	346	221	346
One Reston Crescent(5)	1	100.0	185	—	185	272	457	84	156	385	156	385
Silver Spring Metro Plaza(5)	3	78.4	637	41	678	182	860	84	571	725	571	725
Sunrise Tech Park(5)	4	90.4	315	—	315	325	640	84	266	540	266	540
Two Ballston Plaza(5)	1	88.4	203	16	219	127	346	84	185	292	185	292
1550 & 1560 Wilson Boulevard(5)	2	79.1	247	33	280	164	444	84	236	374	236	374
Two Reston Crescent(5)	1	100.0	182	3	185	233	418	84	156	353	156	353
	30	87.0	5,952	264	6,216	3,447	9,663	86	5,325	8,332	5,319	8,324
los angeles
601 Figueroa(5)	1	89.8	1,032	7	1,039	272	1,311	84	876	1,105	876	1,105
Bank of America Plaza(5)	1	92.0	1,381	24	1,405	801	2,206	84	1,185	1,860	1,185	1,860
Ernst & Young Tower(5)	1	83.1	904	330	1,234	866	2,100	84	1,040	1,770	1,040	1,770
Marina Towers(4,5)	2	92.9	356	15	371	389	760	42	156	320	156	320
	5	88.8	3,673	376	4,049	2,328	6,377	79	3,257	5,055	3,257	5,055
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund. Brookfield Heritage Partners LLC and 1801 California Street are also presented net of non-controlling interests
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents jointly controlled interest
(5)	Represents U.S. Office Fund asset
3	Q3/2013 Interim Report

			Assets Under management					proportionate(1)			proportionate net of Non-Controlling Interests(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES CONTINUED
Houston
1201 Louisiana Street	1	88.4	822	10	832	62	894	100	832	894	832	894
Heritage Plaza	1	97.7	1,123	12	1,135	699	1,834	51	579	935	579	935
One Allen Center(4)	1	67.7	915	65	980	46	1,026	84	826	865	826	865
Two Allen Center(4)	1	95.7	979	7	986	59	1,045	84	831	881	831	881
Three Allen Center(4)	1	92.9	1,173	—	1,173	89	1,262	84	988	1,063	988	1,063
1600 Smith Street(4)	1	86.1	1,049	18	1,067	933	2,000	84	899	1,686	899	1,686
Continental Center II(4)	1	95.0	423	5	428	196	624	84	361	526	361	526
500 Jefferson Street(4)	1	97.4	352	10	362	126	488	84	305	412	305	412
	8	89.3	6,836	127	6,963	2,210	9,173	79	5,621	7,262	5,621	7,262
Denver
Republic Plaza	1	95.2	1,279	48	1,327	511	1,838	100	1,327	1,838	1,327	1,838
1801 California Street	1	47.4	1,316	—	1,316	581	1,897	51	671	968	671	968
	2	71.4	2,595	48	2,643	1,092	3,735	75	1,998	2,806	1,998	2,806
SEATTLE
Metropolitan Park East & West	2	88.7	696	3	699	157	856	100	699	856	699	856
	2	88.7	696	3	699	157	856	100	699	856	699	856
Total U.S. Properties	58	89.0	38,536	1,378	39,914	10,117	50,031	84	33,621	41,861	33,542	41,774
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund. Brookfield Heritage Partners LLC and 1801 California Street are also presented net of non-controlling interests
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents U.S. Office Fund asset

			Assets under management					proportionate(1)			proportionate net of Non-Controlling Interests(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
Canadian Properties
toronto
Brookfield Place, Toronto
Bay Wellington Tower	1	99.2	1,297	44	1,341	68	1,409	100	1,341	1,409	1,113	1,170
Retail and Parking	1	96.4	—	52	52	503	555	56	26	308	22	257
22 Front Street	1	100.0	137	7	144	2	146	100	144	146	120	121
Exchange Tower	1	91.1	962	68	1,030	203	1,233	50	515	617	433	518
105 Adelaide	1	88.7	177	7	184	32	216	100	184	216	152	179
Hudson’s Bay Centre	1	97.4	533	212	745	175	920	100	745	920	618	764
Queen’s Quay Terminal	1	98.1	429	55	484	27	511	100	484	511	402	424
HSBC Building	1	99.9	194	—	194	34	228	100	194	228	161	190
First Canadian Place(4)	1	90.2	2,380	241	2,621	215	2,836	25	655	709	550	596
Bay Adelaide West	1	96.8	1,156	35	1,191	408	1,599	100	1,191	1,599	989	1,328
151 Yonge Street(4)	1	82.1	289	11	300	113	413	25	75	103	63	87
2 Queen Street East(4)	1	100.0	448	16	464	71	535	25	116	134	97	112
	12	94.3	8,002	748	8,750	1,851	10,601	65	5,670	6,900	4,720	5,746
calgary
Bankers Hall	3	99.6	1,939	223	2,162	482	2,644	50	1,081	1,322	908	1,111
Bankers Court	1	100.0	257	7	264	70	334	50	132	167	111	140
Suncor Energy Centre	2	99.7	1,706	26	1,732	348	2,080	50	866	1,040	727	874
Fifth Avenue Place	2	99.7	1,428	49	1,477	294	1,771	50	739	886	620	744
	8	99.7	5,330	305	5,635	1,194	6,829	50	2,818	3,415	2,366	2,869
ottawa
Place de Ville I(4)	2	99.9	571	11	582	365	947	25	146	237	122	199
Place de Ville II(4)	2	99.2	598	12	610	329	939	25	153	235	128	197
Jean Edmonds Towers(4)	2	100.0	542	10	552	110	662	25	138	166	116	139
	6	99.7	1,711	33	1,744	804	2,548	25	437	638	366	535
VANCOUVER
Royal Centre	1	96.9	488	94	582	258	840	100	582	840	483	697
	1	96.9	488	94	582	258	840	100	582	840	483	697
OTHER
Other	1	100.0	—	3	3	—	3	100	3	3	2	2
	1	100.0	—	3	3	—	3	100	3	3	2	2
Total Canadian Properties	28	96.8	15,531	1,183	16,714	4,107	20,821	57	9,510	11,796	7,937	9,849
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Canada Office Properties of 16.7%
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents Canadian Office Fund asset
4	Q3/2013 Interim Report

			assets under management					proportionate(1)			proportionate net of Non-Controlling Interests(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
Australian Properties
sydney
One Shelley Street	1	100.0	330	25	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	299	4	303	15	318	50	151	159	151	159
NAB House(4)	1	82.0	424	6	430	31	461	25	108	115	108	115
IAG House(4)	1	100.0	382	35	417	11	428	50	209	214	209	214
E&Y Centre(4,5)	1	96.5	731	1	732	55	787	50	366	394	293	316
Darling Park Complex(4)	3	98.8	1,098	112	1,210	119	1,329	30	363	399	363	399
American Express House(5)	1	100.0	156	5	161	10	171	100	161	171	129	137
World Square Retail	2	95.7	—	176	176	77	253	50	88	126	88	126
52 Goulburn Street	1	100.0	247	1	248	29	277	50	124	139	124	139
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	13	96.9	3,667	426	4,093	384	4,477	48	1,986	2,170	1,881	2,058
melbourne
Southern Cross East Tower(5)	1	100.0	839	19	858	133	991	100	858	991	816	942
Southern Cross West Tower(5)	1	99.5	495	14	509	—	509	100	509	509	459	459
Bourke Place Trust(4)	1	98.7	679	26	705	106	811	43	303	349	303	349
	3	99.4	2,013	59	2,072	239	2,311	80	1,670	1,849	1,578	1,750
Perth
235 St Georges Terrace	1	100.0	192	—	192	14	206	50	96	103	96	103
108 St Georges Terrace(5)	1	98.7	405	15	420	17	437	50	210	218	168	175
Brookfield Place, Perth	1	100.0	834	90	924	29	953	100	924	953	924	953
	3	99.6	1,431	105	1,536	60	1,596	80	1,230	1,274	1,188	1,231
Total Australian Properties	19	98.1	7,111	590	7,701	683	8,384	63	4,886	5,293	4,647	5,039
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Prime Property Fund (“Prime”) of 19.5%
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents jointly controlled interest
(5)	Represents Prime asset

			Assets Under management					proportionate(1)			proportionate net of Non-Controlling Interests(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
U.K. PROPERTIES
LONDON
99 Bishopsgate	1	79.6	331	6	337	2	339	100	337	339	337	339
Shoreditch	1	82.2	22	1	23	2	25	100	23	25	23	25
125 Old Broad Street(4)	1	100.0	311	8	319	10	329	50	160	165	160	165
Leadenhall Court	1	100.0	109	—	109	—	109	100	109	109	109	109
Total U.K. Properties	4	90.7	773	15	788	14	802	80	629	638	629	638

TOTAL PROPERTIES	109	92.1	61,951	3,166	65,117	14,921	80,038	74	48,646	59,588	46,755	57,300
(1)	Reflects Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries
(2)	Reflects Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents jointly controlled interest
5	Q3/2013 Interim Report

Contents

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	8

PART II – FINANCIAL STATEMENT ANALYSIS	14

PART III – RISKS AND UNCERTAINTIES	43

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	49

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	52

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	57

SHAREHOLDER INFORMATION	74

CORPORATE INFORMATION	75
6	Q3/2013 Interim Report

FORWARD-LOOKING STATEMENTS

This interim report to shareholders, particularly the section entitled Management’s Discussion and Analysis of Financial Results, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the real estate industry, as detailed from time to time in documents filed by Brookfield Office Properties with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

7	Q3/2013 Interim Report

Management’s Discussion and Analysis of Financial Results

October 25, 2013

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2013, includes material information up to October 25, 2013. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of U.S. dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties Inc. (“Brookfield Office Properties”) over the past three months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated financial statements and appended notes, which begin on page 52 of this report. In Part II – Financial Statement Analysis of this MD&A, beginning on page 14, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

Additional information, including our Annual Information Form, is available on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We own, develop and manage premier office properties in the United States, Canada, Australia and the United Kingdom. The portfolio consists of 109 properties totaling 80 million square feet that are either wholly owned, owned through property-level joint ventures or through two, fully invested, core office funds that were established since 2005 for the purpose of enhancing our position as a leading real estate asset manager.

FINANCIAL HIGHLIGHTS

Brookfield Office Properties’ financial results are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2013	2012	2013	2012
Results of operations
Commercial property revenue	$574	$559	$1,709	$1,616
Net income from continuing operations attributable to shareholders	223	371	939	942
Net income attributable to shareholders	223	376	939	945
Net income from continuing operations per share attributable to common shareholders – basic	0.40	0.70	1.74	1.77
Net income from continuing operations per share attributable to common shareholders – diluted	0.38	0.65	1.63	1.65
Net income per share attributable to common shareholders – basic	0.40	0.71	1.74	1.78
Net income per share attributable to common shareholders – diluted	0.38	0.66	1.63	1.66
Common share dividends paid per share	0.14	0.14	0.42	0.42
		Sept. 30, 2013		Dec. 31, 2012
Balance sheet
Total assets			$28,013	$27,479
Commercial properties(1)			22,673	22,579
Commercial property debt(1)			11,772	11,512
Total non-current financial liabilities			10,998	10,853
Total shareholders’ equity			12,295	11,431
Common equity per share – diluted (pre-tax)(2)			21.09	19.12
Common equity per share – diluted			19.49	17.87

(1)	Includes commercial properties held for sale and associated liabilities
(2)	Excludes deferred tax liabilities

8	Q3/2013 Interim Report

COMMERCIAL PROPERTY OPERATIONS

Our commercial property portfolio consists of interests in 109 properties totaling 80 million square feet, including 15 million square feet of parking and other. Our development portfolio comprises interests in 19 sites totaling 17 million square feet. Our primary markets are the financial, energy and government center cities of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia and London in the United Kingdom. Landmark assets include Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management, including the refinancing of mature investment properties and disposition of select mature or non-core assets; and

•	Advancing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheet, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting or, in the case of joint operations, by recording our share of the assets and liabilities. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with these endeavors, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the Olympia & York portfolio. In 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. In 2009 we co-sponsored with our ultimate parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Fund dedicated to investing in under-performing real estate and in 2012, we participated in an investment made by the BAM sponsored, Brookfield Strategic Real Estate Partners Fund. A newly created fund (“DTLA Holdings”) we control, closed on the acquisition of MPG Office Trust, Inc., subsequent to the third quarter. As a result we now hold a 47% interest in seven class A office properties totaling 8.3 million square feet in downtown Los Angeles, as well as the FIGat7th retail center and a strategically located development site. Our participation in these funds is focused only on investments in the office sector. Of our 109 commercial office properties, 37 are wholly owned; 24 are held in property-level joint ventures, co-tenancies or through participating loan interests; and 48 are held in our funds.

We believe that investing our liquidity with partners through joint ventures or funds enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

• Asset Management	Stable base fee for providing regular, ongoing services.
• Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
• Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include government and government agencies, Bank of America/Merrill Lynch, CIBC World Markets, Suncor Energy Inc., Bank of Montreal, Morgan Stanley and Royal Bank of Canada. A detailed list of major tenants is included in Part III – Risks and Uncertainties of this MD&A, beginning on page 43.

Our strategy is to sign long term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, only six percent of our leases, on average, mature annually up to 2017.

9	Q3/2013 Interim Report

Our average remaining lease term is seven years. The following is a breakdown of lease maturities, including joint ventures, joint operations and interests in assets held through participating loan interests, by region with associated expiring net rents as of September 30, 2013:

	Current	2013		2014		2015		2016
	(000’s Sq. Ft.)	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent
U.S. Properties
Midtown New York	753	33	$48	30	$72	401	$28	329	$22
Downtown New York	612	2,837	36	364	31	761	21	518	29
Washington, D.C.	804	78	22	826	27	368	30	289	27
Los Angeles	452	32	27	146	27	206	22	352	29
Houston	744	43	18	357	18	664	18	247	21
Boston	202	—	—	13	37	9	33	5	41
Denver	756	12	10	179	22	114	20	177	24
Seattle	79	—	—	17	23	95	19	79	23
	4,402	3,035	$35	1,932	$26	2,618	$23	1,996	$26
Canadian Properties
Toronto	503	57	$32	265	$30	504	$31	792	$29
Calgary	17	20	30	42	38	215	29	755	21
Ottawa	5	1,147	19	11	26	546	15	9	22
Other	18	84	13	8	28	35	26	77	25
	543	1,308	$20	326	$31	1,300	$24	1,633	$25
Australian Properties
Sydney	129	31	$84	96	$75	580	$59	787	$61
Melbourne	11	20	49	91	47	152	44	106	49
Perth	7	—	—	263	61	9	74	12	74
	147	51	$70	450	$61	741	$56	905	$59
U.K. Properties
London	73	—	—	124	$108	6	$23	71	$79
	73	—	—	124	$108	6	$23	71	$79
Total	5,165	4,394	$31	2,832	$36	4,665	$28	4,605	$33
Total % expiring	7.9%	6.7%		4.3%		7.2%		7.1%
Beginning of year	8.0%	10.4%		5.5%		7.7%		7.1%
Difference	-0.1%	-3.7%		-1.2%		-0.5%		—

	2017		2018		2019		Beyond		Total
	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)
U.S. Properties
Midtown New York	54	$57	272	$29	834	$42	3,537	$55	6,243
Downtown New York	648	29	78	26	7	36	6,480	36	12,305
Washington, D.C.	200	29	1,519	36	324	36	1,808	42	6,216
Los Angeles	298	27	685	26	349	31	1,529	28	4,049
Houston	749	22	444	19	321	20	3,394	22	6,963
Boston	16	20	254	23	23	32	274	29	796
Denver	217	15	100	22	512	22	576	25	2,643
Seattle	131	28	93	24	69	25	136	22	699
	2,313	$26	3,445	$29	2,439	$32	17,734	$36	39,914
Canadian Properties
Toronto	539	$29	488	$29	643	$27	4,959	$28	8,750
Calgary	65	27	225	36	100	43	4,196	34	5,635
Ottawa	8	17	—	—	—	—	18	24	1,744
Other	20	27	26	37	37	25	280	21	585
	632	$29	739	$31	780	$29	9,453	$31	16,714
Australian Properties
Sydney	121	$66	697	$64	76	$96	1,576	$84	4,093
Melbourne	150	49	30	45	513	41	999	53	2,072
Perth	88	58	14	80	217	61	926	89	1,536
	359	$57	741	$64	806	$52	3,501	$76	7,701
U.K. Properties
London	—	—	6	$94	93	$71	415	$83	788
	—	—	6	$94	93	$71	415	$83	788
Total	3,304	$30	4,931	$35	4,118	$36	31,103	$40	65,117
Total % expiring	5.1%		7.6%		6.3%		47.8%		100.0%
Beginning of year	4.9%		6.2%		5.8%		44.4%		100.0%
Difference	0.2%		1.4%		0.5%		3.4%

10	Q3/2013 Interim Report

Our Canadian Office Fund, which consists of 9 properties in Toronto and Ottawa, is a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint arrangements and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We account for our interest in this fund by recognizing our share of the assets, liabilities and results of operations of the properties.

Our U.S. Office Fund, which consists of 34 properties in New York, Washington, D.C., Houston and Los Angeles, and 2.9 million square feet of development sites, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our 84.3% interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC which is reflected as a consolidated subsidiary in our condensed consolidated financial statements.

In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the properties (the “property subsidiaries”). Certain of these participating loan interests provide us with control or joint control over the property subsidiaries and are consolidated or equity accounted as joint ventures, accordingly. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests. As a result of this arrangement, we also hold an 80.5% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and we have recognized the non-controlling interests in the net assets of Prime in equity.

In 2012, we agreed to acquire a portfolio of assets in the United Kingdom from Hammerson plc. The portfolio consists of three major operating assets as well as two commercial developments and certain additional smaller assets, all located in the City of London. The operating property located at 99 Bishopsgate and a group of smaller assets closed on September 28, 2012. The remaining assets, including a 50% interest in 125 Old Broad Street, Leadenhall Court and Principal Place, closed in June 2013.

11	Q3/2013 Interim Report

COMMERCIAL DEVELOPMENT

We hold interests in 17 million square feet of high-quality, centrally-located development sites. With the exception of Manhattan West in New York, Bay Adelaide East in Toronto, Brookfield Place East Tower in Calgary and Brookfield Place Tower 2 in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when we meet our risk-adjusted return hurdles and when we achieve pre-leasing targets.

The following table summarizes our commercial developments at September 30, 2013:

							Proportionate
							net of Non-
			Number		Assets Under		Controlling
(Square feet in 000’s)	Region	Location	of Sites	Owned %	Management	Proportionate(1)	Interests(2)
Active developments
Manhattan West	New York	Between 31st and 33rd Street across from Moynihan train station	1	100%	5,000	5,000	5,000
Bay Adelaide East	Toronto	Bay and Adelaide Streets	1	100%	980	980	980
Brookfield Place East Tower	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,400	1,400	1,400
Brookfield Place Tower 2	Perth	16-story tower block adjacent to Brookfield Place	1	100%	366	366	366
Total active developments			4		7,746	7,746	7,746
Developments in planning
United States
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	600
Reston Crescent(3)	Washington, D.C.	36-acre landscaped campus adjacent to Reston, Virginia	1	84%	724	610	610
1500 Smith Street(3)	Houston	Between 1600 and 1400 Smith Street	1	84%	500	421	421
Five Allen Center(3)	Houston	A sky bridge connection to the Allen Center	1	84%	1,100	927	927
Allen Center Clay Street(3)	Houston	Located in the heart of the Allen Center/Cullen Center complex	1	84%	600	506	506
			6		4,257	3,797	3,797
Canada
Bay Adelaide North	Toronto	Bay and Adelaide Streets	1	100%	420	420	420
Brookfield Place III	Toronto	Third tower of current project	1	54%	800	432	432
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250	125	125
Brookfield Place West Tower	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,000	1,000	1,000
300 Queen Street(4)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
			5		3,047	2,121	2,121
United Kingdom
100 Bishopsgate	London	Located in the central core of the City of London	1	88%	950	950	831
London Wall Place(5)	London	Located in the heart of the City of London financial district and close to the Bank of England	1	50%	500	250	250
Principal Place – Commercial	London	Located on the City of London/Shoreditch border	1	100%	625	625	625
Principal Place – Residential(5)	London	Located on the City of London/Shoreditch border	1	50%	255	128	128
			4		2,330	1,953	1,834
Total developments in planning			15		9,634	7,871	7,752
Total commercial developments			19		17,380	15,617	15,498
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries including, Brookfield Financial Properties L.P. (“BFP”) of 0.6%, Brookfield Canada Office Properties (“BOX”) of 16.7% and The 100 Bishopsgate Partnership (“100 Bishopsgate”) of 12.5%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Represents U.S. Office Fund assets
(4)	Represents Canadian Office Fund asset
(5)	Represents jointly controlled interest
12	Q3/2013 Interim Report

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income attributable to shareholders;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Net Income Attributable to Common Shareholders

Net income attributable to common shareholders is calculated in accordance with IFRS. Net income attributable to common shareholders is used as a key indicator in assessing the profitability of the company.

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income attributable to common shareholders, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions that fit into our strategic plan; and

•	Investors for dispositions of peak value or non-core assets.

13	Q3/2013 Interim Report

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $28.0 billion at September 30, 2013 an increase from $27.5 billion at December 31, 2012. The following is a summary of our assets:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties
Commercial properties	$22,673	$22,442
Commercial developments	1,524	1,138
Equity accounted investments and participating loan interests
Investments in joint ventures	1,927	1,778
Investments in associates	112	156
Participating loan interests	570	628
Other non-current financial assets	201	209
	27,007	26,351
Current assets
Receivables and other assets	461	525
Restricted cash and deposits	109	103
Cash and cash equivalents	436	362
	1,006	990
Assets held for sale	―	138
Total assets	$28,013	$27,479

COMMERCIAL PROPERTIES

Commercial properties comprise our direct and indirect interests in wholly owned commercial properties, as well as our share of commercial properties held through joint operations.

The fair value of our commercial properties was $22,673 million at September 30, 2013, an increase of $231 million from the balance at December 31, 2012. The increase is primarily attributable to the recognition of valuation gains, capital expenditures and the acquisitions of Leadenhall Court in London as well as the Victor Building in Washington, D.C. offset by, a weakening Canadian and Australian dollar relative to the U.S. dollar and the dispositions of 2000 L Street in Washington, D.C. as well as Landmark Square in Los Angeles. The consolidated fair value of our commercial properties in the United States, Canada, Australia and the United Kingdom at September 30, 2013, is approximately $380 per square foot.

A breakdown of our consolidated commercial properties is as follows:

	Sept. 30, 2013			Dec. 31, 2012
(Millions, except per square feet)	Value	000’s Sq. Ft.	Value per Sq. Ft.	Value	000’s Sq. Ft.(1)	Value per Sq. Ft.
United States	$14,160	43,535	$325	$13,636	44,512	$306
Canada	4,970	11,796	421	5,130	11,796	435
Australia	3,026	3,822	792	3,249	3,822	850
United Kingdom	517	473	1,093	427	364	1,173
Total	$22,673	59,626	$380	$22,442	60,494	$371
(1)	Restated for re-measurements performed during the first quarter of 2013
14	Q3/2013 Interim Report

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are as follows:

	Sept. 30, 2013			Dec. 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	11.00%	6.50%	7.32%	10.75%	6.25%	7.32%
Terminal cap rate	9.00%	4.99%	6.33%	9.00%	5.75%	6.30%
Investment horizon (years)	20	4	11	21	4	11
Canada
Discount rate	7.50%	6.00%	6.46%	7.50%	6.00%	6.44%
Terminal cap rate	7.00%	5.25%	5.66%	7.00%	5.25%	5.64%
Investment horizon (years)	13	10	11	14	10	11
Australia
Discount rate	9.00%	8.00%	8.28%	9.75%	8.50%	8.84%
Terminal cap rate	9.00%	7.00%	7.08%	9.00%	7.00%	7.13%
Investment horizon (years)	10	10	10	10	10	10
United Kingdom
Discount rate	8.21%	7.00%	7.20%	7.20%	7.20%	7.20%
Terminal cap rate	5.75%	5.62%	5.64%	5.80%	5.80%	5.80%
Investment horizon (years)	10	10	10	10	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cashflows. A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $556 million and $615 million or 2.5% and 2.7%, respectively at September 30, 2013.

The aggregate fair value of $22,673 million at September 30, 2013 (December 31, 2012 – $22,442 million) implies a going-in capitalization rate of 5.5% (December 31, 2012 – 5.6%) based on 2013 commercial property revenue and direct commercial property expense, adjusted to exclude certain recurring fees and other income, such as lease termination income, that are commonly excluded in valuing properties using a direct capitalization rate.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the period incurred. For the three months and nine months ended September 30, 2013, expenditures for these tenant installation costs totaled $50 million and $138 million, respectively, compared with $20 million and $93 million expended during the same period in 2012.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and nine months ended September 30, 2013 totaled $41 million and $93 million, respectively, compared with $29 million and $73 million during the same period in 2012. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our properties. In the current period, we incurred costs related to elevator modifications, lobby and retail renovations and restroom upgrades at various properties. Capital expenditures include recoverable capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-recoverable expenditures, which are those required to extend the service life of an asset. During the three and nine months ended September 30, 2013, $1 million and $10 million of our total capital expenditures were recoverable, compared with $12 million and $19 million in the prior year.

The following table summarizes the changes in value of our commercial properties during the nine months ended September 30, 2013:

(Millions)	Sept. 30, 2013
Commercial properties, beginning of period	$22,442
Fair value gains (losses)	450
Acquisitions	316
Dispositions and reclassification to assets held for sale	(316)
Expenditures and other	315
Foreign currency translation	(534)
Commercial properties, end of period	$22,673
15	Q3/2013 Interim Report

COMMERCIAL DEVELOPMENTS

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,524 million at September 30, 2013, an increase of $386 million from the balance at December 31, 2012. The increase is primarily attributable to the acquisition of Principal Place in London and capital expenditures, offset by a weakening Canadian and Australian dollar relative to the U.S. dollar as well as the disposition of 50% of the residential portion of Principal Place in London. Based on 17 million square feet of commercial developments at our owned interest, the value at September 30, 2013 represents approximately $88 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 17 million square feet of high-quality, centrally-located development properties in New York, Denver, Washington, D.C., Houston, Toronto, Calgary, Ottawa, Perth and London, we will undertake developments when we achieve our risk-adjusted returns and pre-leasing targets.

Expenditures for development of commercial properties totaled $106 million and $227 million, respectively, for the three and nine months ended September 30, 2013 as compared with $20 million and $194 million during the same period in 2012. The increase is primarily attributable to construction costs associated with our active development sites, Manhattan West in New York, Bay Adelaide East in Toronto, Brookfield Place East Tower in Calgary and Brookfield Place Tower 2 in Perth, offset by construction costs at Brookfield Place Tower 1 in Perth, which was under construction throughout the first quarter of 2012 and completed in the second quarter of 2012, as well as a decrease in the associated borrowing costs.

The details of development and redevelopment expenditures are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Construction costs	$91	$4	$183	$126
Capitalized borrowing costs	13	6	36	49
Property taxes and other	2	10	8	19
Total development and redevelopment expenditures	$106	$20	$227	$194

The following table summarizes the changes in value of our commercial developments during the nine months ended September 30, 2013:

(Millions)	Sept. 30, 2013
Commercial developments, beginning of period	$1,138
Fair value gains (losses)	101
Acquisitions	131
Dispositions	(67)
Expenditures and other	229
Foreign currency translation	(8)
Commercial developments, end of period	$1,524

The following table summarizes the anticipated completion date, the scope of the development, costs incurred to date and budgeted costs for active developments:

				Cost		Construction Loan
(Millions, except square feet in thousands)	Square Feet Currently Under Construction	Planned Construction Period (in months)	Percent Pre-Leased	Total	To Date	Total	Drawn
Active developments
Manhattan West, Midtown, New York(1)	―	24	―	$680	$461	$340	$175
Bay Adelaide East, Toronto(2)	980	54	60%	C$490	C$143	C$350	―
Brookfield Place East Tower, Calgary	1,400	58	71%	C$798	C$109	―	―
Brookfield Place Tower 2, Perth	366	29	40%	A$326	A$45	―	―
	2,746	52	63%
(1)	Represents the platform upon which the 5 million square foot Manhattan West development will be constructed. Construction loan has a 3-year term with two 1-year extension options at an interest rate of LIBOR plus 250 bps
(2)	Construction loan has a 3-year term with two 1-year extension options once certain pre-leasing hurdles are met at an interest rate of BA plus 185 bps

16	Q3/2013 Interim Report

INVESTMENTS IN JOINT VENTURES

We have investments in joint arrangements that are joint ventures. These joint ventures hold individual commercial properties or developments that we own together with co-owners.

During the third quarter of 2013, we sold a 50% interest in the residential portion of Principal Place, a commercial development in London, for £21 million. As a result, we equity accounted for the residential portion of Principal Place and recognized a $32 million addition to investments in joint ventures. Prior to the sale, the residential portion of Principal Place was consolidated within commercial developments.

Also, during the third quarter of 2013, we acquired an additional 50% interest in the Victor Building in Washington, D.C. resulting in acquisition of control of the commercial property. As a result, we have consolidated our interest in the property.

During the second quarter of 2013, we acquired a 50% interest in 125 Old Broad Street in London for £79 million, net of £64 million in commercial property debt.

At September 30, 2013, we had interests in a number of joint ventures which were accounted for following the equity method. These joint ventures own interests in the following assets:

		Ownership Interest
	Location	Sept. 30, 2013	Dec. 31, 2012
Commercial properties:
The Grace Building	Midtown, New York	50%	50%
Victor Building	Washington, D.C.	―	50%
Marina Towers	Los Angeles	50%	50%
245 Park Avenue	Midtown, New York	51%	51%
450 West 33rd Street	Midtown, New York	75%	75%
E&Y Centre	Sydney	50%	50%
125 Old Broad Street	London	50%	―
Commercial developments:
London Wall Place	London	50%	50%
Principal Place – Residential	London	50%	―

Summarized financial information in respect of our investments in these joint ventures is set out below:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Non-current assets
Commercial properties	$5,366	$5,080
Commercial developments	148	43
Current assets	174	130
Total assets	5,688	5,253
Non-current liabilities
Commercial property debt(1)	1,848	1,747
Current liabilities	103	49
Total liabilities	1,951	1,796
Net assets	$3,737	$3,457
Our share of net assets	$1,927	$1,778
(1)	Refer to page 23 for details of commercial property debt of our equity accounted investments

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Revenue	$92	$100	$279	$295
Expense	(48)	(52)	(152)	(150)
Earnings before fair value gains (losses)	44	48	127	145
Fair value gains (losses)	29	44	101	38
Net earnings	$73	$92	$228	$183
Our share of net earnings	$36	$31	$122	$96

17	Q3/2013 Interim Report

INVESTMENTS IN ASSOCIATES

We exercise significant influence over the following investments, which have been accounted for using the equity method:

(Millions)		Ownership Interest
Name of Investment	Principal activity	Sept. 30, 2013	Dec. 31, 2012	Sept. 30, 2013	Dec. 31, 2012
BSREP Australia Trust	Investment properties	31.5%	41.2%	$98	$140
Brookfield Johnson Controls Canada	Facilities management	33.1%	39.9%	11	14
Oakridges	Residential development	23.8%	23.8%	3	2
Our net investment				$112	$156

On March 1, 2013, we sold a portion of our ownership interest in BSREP Australia Trust, the entity that owns the outstanding shares of the Wynyard Properties Holding Group, to a fund that is controlled by a subsidiary of Brookfield Property Partners L.P. (“BPY”), which owns approximately 51% of our voting shares, for cash proceeds of $8 million. The sale decreased our ownership interest in the associate from 41.2% to 38.8%. During the second and third quarters of 2013, we sold incremental interests in BSREP Australia Trust to the fund for cash proceeds of $25 million. The sales further decreased our ownership interest in the associate to 31.5%.

Included in investments in associates is our interest in Brookfield Johnson Controls Canada (“BJCC”), formerly Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is a partnership between us and Johnson Controls. On February 1, 2013, BJCC was restructured. Our ownership interest in the associate effectively decreased from 39.9% to 33.1% and a subsidiary of BAM acquired a 16.8% ownership interest in the associate.

Investments in associates also includes our 23.8% investment in Oakridges, which is a residential development project in Toronto.

PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide us with control over the entity that owns the underlying property. They are accounted for as loans and receivables and presented as participating loan interests on our condensed consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Sept. 30, 2013	Dec. 31, 2012
Darling Park Complex, Sydney	30%	$165	$178
IAG House, Sydney	50%	114	111
NAB House, Sydney	25%	109	122
Bourke Place Trust, Melbourne	43%	182	217
Total participating loan interests		$570	$628

Participating loan interests were $570 million at September 30, 2013, a decrease of $58 million from the balance at December 31, 2012. The decrease is primarily attributable to a weakening Australian dollar relative to the U.S. dollar, offset by valuation gains and repayments on commercial property debt associated with the underlying properties, which in turn increased the value of our participating loan interests in the underlying properties.

Included in the balance of participating loan interests is an embedded derivative representing our right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains. The carrying value of the embedded derivative at September 30, 2013 is $61 million (December 31, 2012 – $48 million). For the three and nine months ended September 30, 2013, we recognized interest income of $8 million and $27 million, respectively, (2012 – $9 million and $23 million) on the participating loan interests and fair value gains (losses) on the associated embedded derivative of $(1) million and $22 million, respectively, (2012 –$(1) million and $(1) million).

18	Q3/2013 Interim Report

Summarized financial information in respect of the properties underlying our investment in participating loan interests is set out below:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Non-current assets	$2,372	$2,570
Current assets	75	106
Total assets	2,447	2,676
Non-current liabilities	775	673
Current liabilities	109	274
Total liabilities	884	947
Net assets	$1,563	$1,729

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Revenue	$48	$54	$153	$162
Expense	(25)	(28)	(76)	(97)
Earnings before fair value gains (losses)	23	26	77	65
Fair value gains (losses)	(3)	(1)	56	2
Net earnings	$20	$25	$133	$67

OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Equity securities designated as available-for-sale (“AFS”)	$108	$105
Other loans receivable	93	104
Total other non-current financial assets	$201	$209

Equity securities designated as AFS

Equity securities designated as AFS include $108 million (December 31, 2012 – $105 million) representing our 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities, bearing a fixed dividend of 6.50%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2012 – $92 million) recognized in other non-current financial liabilities.

Other loans receivable

Other loans receivable includes a $93 million (December 31, 2012 – $104 million) receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes. The decrease of $11 million from the balance at December 31, 2012 is entirely attributable to a weakening Australian dollar relative to the U.S. dollar.

RECEIVABLES AND OTHER ASSETS

Receivables and other assets was $461 million at September 30, 2013, a decrease of $64 million from the balance at December 31, 2012. The decrease is primarily attributable to the reclassification of the contribution previously made in relation to Principal Place in London to commercial developments upon acquisition of the investment property in addition to the repayment of a loan receivable from a subsidiary of BAM. This decrease was partially offset by an increase in tenant receivables due to timing.

The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Accounts receivable	$273	$195
Loan receivable from affiliate	―	75
Prepaid expenses and other assets	188	255
Total receivables and other assets	$461	$525

RESTRICTED CASH AND DEPOSITS

Cash and deposits are considered restricted when third parties impose limits that prevent the assets’ use for current purposes. Restricted cash and deposits was $109 million at September 30, 2013, an increase of $6 million from the balance at December 31, 2012. The increase is primarily attributable to the timing of restricted cash and deposits.

19	Q3/2013 Interim Report

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

Cash and cash equivalents was $436 million at September 30, 2013, an increase of $74 million from the balance at December 31, 2012. The increase is primarily attributable to proceeds from refinancings and the dispositions of RBC Plaza in Minneapolis, Landmark Square in Los Angeles and 2000 L Street in Washington, D.C., offset by the redemption of Class AAA Series F capital securities and the acquisition of a portfolio of assets in London.

ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE

During the second quarter of 2013, we reclassified Landmark Square in Los Angeles to assets held for sale upon entering into an agreement to dispose of the commercial property. On August 8, 2013, we sold Landmark Square in Los Angeles for approximately $136 million, resulting in net proceeds of approximately $61 million.

On January 31, 2013, we sold RBC Plaza in Minneapolis for $127 million, generating net proceeds of $53 million. RBC Plaza was presented in assets held for sale at December 31, 2012.

At December 31, 2012, the properties that comprise our Minneapolis portfolio were presented in assets held for sale. Since the portfolio represented a specific geographic market that we intended to exit, the corresponding revenues and expenses had been presented as discontinued operations in the statement of income.

(Millions)	Sept. 30, 2013		Dec. 31, 2012
Assets
Commercial properties	$	―	$137
Receivables and other assets		―	1
Assets held for sale	$	―	$138
Liabilities
Commercial property debt	$	―	$64
Accounts payable and accrued liabilities		―	6
Liabilities associated with assets held for sale	$	―	$70
20	Q3/2013 Interim Report

LIABILITIES AND EQUITY

Our asset base of $28.0 billion is financed with a combination of debt, capital securities and equity. The following is a summary of our liabilities and equity:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Liabilities
Non-current liabilities
Commercial property debt	$10,009	$9,716
Capital securities	644	664
Other non-current financial liabilities	345	473
Deferred tax liabilities	910	732
	11,908	11,585
Current liabilities
Commercial property debt	1,763	1,732
Capital securities	―	202
Accounts payable and accrued liabilities	843	926
	2,606	2,860
Liabilities associated with assets held for sale	―	70
Total liabilities	$14,514	$14,515

Equity
Preferred equity – corporate	$1,542	$1,345
Common equity	10,753	10,086
Total shareholder’s equity	12,295	11,431
Preferred equity – subsidiaries	―	385
Other non-controlling interests	1,204	1,148
Total equity	$13,499	$12,964
Total liabilities and equity	$28,013	$27,479

COMMERCIAL PROPERTY DEBT

Commercial property debt totaled $11,772 million at September 30, 2013, an increase of $260 million from the balance at December 31, 2012. The increase is primarily attributable to the acquisition of the Victor Building in Washington, D.C. as well as various refinancings and draws on our corporate revolving credit facility, offset by the disposition of 2000 L Street in Washington, D.C. and Landmark Square in Los Angeles, principal amortization payments, and a weakening Canadian and Australian dollar relative to the U.S. dollar. Commercial property debt at September 30, 2013 had a weighted average interest rate of 4.68% (December 31, 2012 – 5.31%). Debt on our investment properties are mainly non-recourse, thereby reducing overall financial risk to the company.

We attempt to match the maturity of our commercial property debt portfolio with the lease term of our properties. At September 30, 2013, the average remaining term to maturity of our commercial property debt was six years, compared to the average remaining lease term of seven years.

We have $889 million of committed corporate credit facilities consisting of a $695 million revolving credit facility from a syndicate of banks and C$200 million revolving credit facility in the form of bilateral agreements between Brookfield Canada Office Properties (“BOX”), our 83.3% owned subsidiary, and a number of Canadian chartered banks. At September 30, 2013, the balance drawn on these facilities was $278 million (December 31, 2012 – $68 million). We incurred $5 million and $11 million in interest expense related to the balance on the corporate credit facilities for the three and nine months ended September 30, 2013, respectively, (2012 – $4 million and $11 million).

21	Q3/2013 Interim Report

The details of commercial property debt at September 30, 2013, are as follows:

($ in Millions)	Location	Rate	Maturity Date		Sept. 30, 2013(1,2)	Mortgage Details(3)
Commercial property debt
601 South 12th Street	Washington, D.C.	5.42%	October	2013	$52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42%	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.17%	November	2013	149	Non-recourse, fixed rate
1550 & 1560 Wilson Boulevard(4)	Washington, D.C.	2.81%	January	2014	70	Non-recourse, floating rate
Ernst & Young Tower(4)	Los Angeles	5.07%	February	2014	101	Non-recourse, fixed rate
650 Massachusetts Avenue	Washington, D.C.	2.93%	March	2014	89	Non-recourse, floating rate
1600 Smith Street(4)	Houston	4.39%	May	2014	127	Non-recourse, fixed rate
2401 Pennsylvania Avenue(4)	Washington, D.C.	2.40%	May	2014	30	Non-recourse, floating rate
500 Jefferson Street(4)	Houston	4.39%	May	2014	18	Non-recourse, fixed rate
Continental Center II(4)	Houston	4.39%	May	2014	25	Non-recourse, fixed rate
One Allen Center(4)	Houston	4.39%	May	2014	108	Non-recourse, fixed rate
Two Ballston Plaza(4)	Washington, D.C.	4.39%	May	2014	40	Non-recourse, fixed rate
151 Yonge Street(5)	Toronto	2.92%	July	2014	9	Non-recourse, floating rate
Brookfield Prime Property Fund pool debt	Various	4.79%	July	2014	448	Non-recourse, floating rate
235 St Georges Terrace(6)	Perth	6.02%	September	2014	42	Non-recourse, fixed/floating rate
Bank of America Plaza(4)	Los Angeles	5.31%	September	2014	220	Non-recourse, fixed rate
Silver Spring Metro Plaza(4)	Washington, D.C.	2.35%	September	2014	103	Non-recourse, floating rate
200 Vesey Street	New York	2.94%	December	2014	143	Non-recourse, floating rate
2001 M Street(4)	Washington, D.C.	5.25%	December	2014	43	Non-recourse, fixed rate
First Canadian Place(5)	Toronto	5.37%	December	2014	69	Non-recourse, fixed rate
Mezzanine Loan	Various	5.70%	January	2015	199	Non-recourse, floating rate
Hudson's Bay Centre	Toronto	2.99%	May	2015	99	Non-recourse, fixed rate
Royal Centre	Vancouver	3.33%	June	2015	140	Non-recourse, fixed rate
Southern Cross East Tower(6,7)	Melbourne	4.69%	June	2015	109	Non-recourse, fixed/floating rate
75 State Street	Boston	1.98%	September	2015	198	Non-recourse, floating rate
799 9th Street	Washington, D.C.	3.39%	December	2015	71	Non-recourse, fixed rate
One & Two Reston Crescent(4)	Washington, D.C.	1.95%	December	2015	74	Non-recourse, floating rate
1250 Connecticut Avenue(4)	Washington, D.C.	5.86%	January	2016	51	Non-recourse, fixed rate
Manhattan West(8)	New York	2.68%	January	2016	175	Recourse, floating rate
One Shelley Street(6)	Sydney	6.99%	January	2016	179	Non-recourse, fixed/floating rate
Victor Building(4)	Washington, D.C.	5.39%	February	2016	97	Non-recourse, fixed rate
KPMG Tower(6,7)	Sydney	4.60%	March	2016	67	Non-recourse, fixed/floating rate
One New York Plaza(4)	New York	5.50%	March	2016	370	Non-recourse, fixed rate
Brookfield Place(8)	Calgary	3.07%	May	2016	48	Non-recourse, floating rate
Three Allen Center(4)	Houston	6.12%	May	2016	160	Non-recourse, fixed rate
225 Liberty Street	New York	3.44%	June	2016	426	Non-recourse, floating rate
250 Vesey Street	New York	3.44%	June	2016	346	Non-recourse, floating rate
Metropolitan Park East & West	Seattle	3.75%	June	2016	127	Non-recourse, fixed rate
U.S. Office Fund acquisition financing(9)	Various	8.50%	October	2016	123	Non-recourse, fixed rate
1801 California Street	Denver	3.43%	December	2016	157	Non-recourse, floating rate
200 Liberty Street	New York	5.83%	February	2017	310	Non-recourse, fixed rate
52 Goulburn Street(6)	Sydney	5.43%	July	2017	55	Non-recourse, fixed/floating rate
99 Bishopsgate	London	4.27%	September	2017	214	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14%	September	2017	824	Non-recourse, fixed rate
Southern Cross West Tower	Melbourne	4.86%	November	2017	74	Non-recourse, floating rate
2 Queen Street East(5)	Toronto	5.64%	December	2017	28	Non-recourse, fixed rate
1400 K Street(4)	Washington, D.C.	5.30%	February	2018	51	Non-recourse, fixed rate
Manhattan West(8)	New York	5.90%	April	2018	122	Non-recourse, fixed rate
Two Allen Center(4)	Houston	6.45%	May	2018	200	Non-recourse, fixed rate
Three Bethesda Metro Center	Washington, D.C.	1.78%	June	2018	109	Non-recourse, floating rate
Brookfield Place	Perth	4.24%	July	2018	602	Non-recourse, floating rate
1201 Louisiana Street	Houston	4.65%	October	2018	95	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.50%	January	2019	82	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	3.24%	January	2020	501	Non-recourse, fixed rate
22 Front Street	Toronto	6.24%	October	2020	17	Non-recourse, fixed rate
Bankers Court	Calgary	4.96%	November	2020	42	Non-recourse, fixed rate
1200 K Street(4)	Washington, D.C.	5.88%	February	2021	128	Non-recourse, fixed rate
Bethesda Crescent(4)	Washington, D.C.	5.58%	February	2021	58	Non-recourse, fixed rate
Queen's Quay Terminal	Toronto	5.40%	April	2021	83	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	4.71%	August	2021	161	Non-recourse, fixed rate
Bay Adelaide West	Toronto	4.43%	December	2021	379	Non-recourse, fixed rate
Exchange Tower	Toronto	4.03%	April	2022	111	Non-recourse, fixed rate
77 K Street	Washington, D.C.	4.58%	June	2022	110	Non-recourse, fixed rate
Republic Plaza	Denver	4.24%	December	2022	280	Non-recourse, fixed rate

22	Q3/2013 Interim Report

($ in Millions)	Location	Rate	Maturity Date		Sept. 30, 2013(1,2)	Mortgage Details(3)
Commercial property debt continued
Heritage Plaza	Houston	4.97%	January	2023	$200	Non-recourse, fixed rate
HSBC Building	Toronto	4.06%	January	2023	42	Non-recourse, fixed rate
105 Adelaide	Toronto	3.87%	May	2023	36	Non-recourse, fixed rate
601 Figueroa(4)	Los Angeles	3.49%	July	2023	249	Non-recourse, fixed rate
Sunrise Tech Park(4)	Washington, D.C.	3.70%	July	2023	40	Non-recourse, fixed rate
Jean Edmonds Towers(5)	Ottawa	6.79%	January	2024	16	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73%	December	2028	149	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26%	April	2032	379	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	5.19%	August	2033	265	Non-recourse, fixed rate
Total commercial property debt		4.73%			$11,157
Corporate debt
$695M Corporate Revolver	—	3.05%	March	2014	278	Recourse, floating rate
Senior Notes	—	4.30%	January	2017	193	Recourse, fixed rate
Senior Notes	—	4.00%	April	2018	144	Recourse, fixed rate
Total corporate debt		3.66%			615
Total commercial property debt		4.68%			$11,772
(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $89 million of transaction costs
(3)	Non-recourse to Brookfield Office Properties
(4)	U.S. Office Fund debt
(5)	Canadian Office Fund debt
(6)	These debt balances are floating, but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(7)	Represents liability payable to a subsidiary of BAM
(8)	Development debt
(9)	Represents financing provided by seller of an approximate 20% interest in the U.S. Office Fund, which is secured by a limited partnership interest in the U.S. Office Fund

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Sept. 30, 2013
Remainder 2013	$12	$244	$256	6.59%
2014	91	1,966	2,057	4.21%
2015	92	885	977	3.78%
2016	90	2,322	2,412	4.62%
2017	83	1,656	1,739	5.53%
2018 and thereafter	668	3,663	4,331	4.69%
Total	$1,036	$10,736	$11,772	4.68%
(1)	Paid through our annual cash flows
(2)	Net of $89 million of transaction costs
(3)	Commercial property debt maturities, contained in this table, take into consideration the timing of payments

Commercial property debt – equity accounted investments

The details of commercial property debt of our equity accounted investments at September 30, 2013, are as follows:

		Sept. 30, 2013
($ in Millions)	Location	Rate	Maturity Date		Proportionate(1)	Total	Mortgage Details(2)
450 West 33rd Street	New York	5.28%	July	2014	$342	$456	Non-recourse, floating rate
The Grace Building(3)	New York	5.54%	July	2014	179	358	Non-recourse, fixed rate
125 Old Broad Street	London	5.01%	June	2015	103	206	Non-recourse, fixed rate
Marina Towers(3)	Los Angeles	5.84%	April	2016	19	38	Non-recourse, fixed rate
245 Park Avenue	New York	3.88%	November	2017	403	790	Non-recourse, fixed rate
Total commercial property debt of our equity accounted investments		4.71%			$1,046	$1,848
(1)	Net of $13 million of transaction costs
(2)	Non-recourse to Brookfield Office Properties
(3)	U.S. Office Fund debt

23	Q3/2013 Interim Report

Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

							Weighted-
							Average
		Scheduled					Interest Rate at
(Millions)		Amortization(1,2)		Maturities		Total(3)	Sept. 30, 2013
Remainder 2013	$	―	$	―	$	―	―
2014		1		815		816	5.37%
2015		―		204		204	5.02%
2016		―		35		35	5.99%
2017		―		793		793	3.88%
2018 and thereafter		―		―		―	―
Total commercial property debt of our equity accounted investments		$1		$1,847		$1,848	4.71%
(1)	Paid through our annual cash flows
(2)	Net of $13 million of transaction costs
(3)	Commercial property debt maturities, contained in this table, take into consideration the timing of payments

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

		Payments Due by Period
(Millions)	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$11,772	$256	$3,034	$4,151	$4,331
Capital securities	644	―	498	146	―
Interest expense(2)
Commercial property debt	2,776	201	1,073	735	767
Capital securities	74	35	37	2	―
Minimum rental payments – ground leases(3)	1,516	30	53	49	1,384
Other non-current financial liabilities	345	―	119	102	124
Accounts payable and accrued liabilities	666	666	―	―	―
(1)	Net of $89 million of transaction costs
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements

Refer to page 28 for our liquidity analysis.

Corporate Guarantees and Contingent Obligations

We conduct our operations through entities that are fully consolidated in our financial statements or through joint operations for which we present our share of assets and liabilities in the financial statements, except for our investment in certain commercial properties held through joint ventures or participating loan notes, and our investments in BSREP Australia Trust, BJCC and Oakridges.

We and our operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $59 million (A$63 million), is being pursued against one of our subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against us is $25 million (A$27 million), which has been fully provided for in our financial statements. We anticipate this specific litigation will be settled in 2014.

We, through our 50% interest in London Wall Place LP, have a £14 million commitment to the City of London related to the acquisition of London Wall Place at September 30, 2013.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, commitments and contingencies can be found in Note 24, Guarantees, Contingencies and Other, to our consolidated financial statements for the year ended December 31, 2012.

24	Q3/2013 Interim Report

CAPITAL SECURITIES

Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” We have the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2013		Dec. 31, 2012
Class AAA Series E(1)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	―	6.00%		―		202
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		194		202
Class AAA Series J	8,000,000	5.00%		194		202
Class AAA Series K	6,000,000	5.20%		146		150
Total capital securities				$644		$866

For details regarding the terms on our Class AAA preferred shares, refer to our Annual Information Form

(1)	Class AAA, Series E capital securities are owned by BPY, our parent. We have an offsetting loan receivable against these securities earning interest at 108% of bank prime

On January 31, 2013, we redeemed all of our outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

OTHER NON-CURRENT FINANCIAL LIABILITIES

Other non-current financial liabilities were $345 million at September 30, 2013, a decrease of $128 million from the balance at December 31, 2012. The components of other non-current financial liabilities are as follows:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Loan payable	$92	$92
Note payable	90	90
Other financial liabilities	163	291
Total other non-current financial liabilities	$345	$473

Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2012 – $92 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

Included in other non-current financial liabilities is a note payable of $90 million at September 30, 2013 (December 31, 2012 – $90 million) issued to the non-controlling shareholders of the U.S. Office Fund in connection with a distribution declared in 2012 which is payable in the fourth quarter of 2016.

Other financial liabilities includes $25 million in other financial liabilities representing the present value of an amount payable to the non-controlling shareholders of The 100 Bishopsgate Partnership in the event of the exercise of a put option held by the non-controlling shareholders to put their interest to the company in the fourth quarter of 2014 (December 31, 2012 – $25 million). Also included in other financial liabilities are derivative liabilities with a carrying amount of $92 million (December 31, 2012 – $222 million).

DEFERRED INCOME TAXES

At September 30, 2013, we had a net deferred tax liability of $910 million (December 31, 2012 – $732 million). The sources and movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2012	Recognized in					Sept. 30, 2013
		Income	Equity	OCI		Reclassified
Deferred tax assets related to non-capital losses and capital losses	$280	$(26)	$	―	$(12)	$2	$244
Deferred tax liabilities related to differences in tax and book basis, net	(1,012)	(150)		1	7	―	(1,154)
Net deferred tax liabilities	$(732)	$(176)		$1	$(5)	$2	$(910)

Together with our Canadian subsidiaries, we have deferred tax assets of $114 million (December 31, 2012 – $115 million) related to non-capital losses that expire over the next 20 years, and $105 million (December 31, 2012 – $127 million) related to capital losses that have no expiry. Our U.S. subsidiaries have deferred tax assets of $25 million (December 31, 2012 – $38 million) related to net operating losses that expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of REIT structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities was $843 million at September 30, 2013, a decrease of $83 million from the balance at December 31, 2012. The decrease is primarily attributable to a decrease in current tax liabilities, included in accounts payable, related to a reversal of reserves in the current period. Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $22 million (December 31, 2012 – $13 million).

25	Q3/2013 Interim Report

PREFERRED EQUITY – CORPORATE

At September 30, 2013, we had $1,542 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions. We have the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2013	Dec. 31, 2012
Class A redeemable voting	14,201,980	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	250	250
Class AAA Series V	1,805,489	70% of bank prime	25	―
Class AAA Series W	3,816,527	70% of bank prime	55	―
Class AAA Series X	300	30-day BA + 0.4%	66	―
Class AAA Series Y	2,847,711	70% of bank prime	42	―
Class AAA Series Z	800,000	30-day BA + 0.4%	9	―
Total preferred equity			$1,542	$1,345

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

On April 30, 2013, the existing preferred shares of BPO Properties Ltd. (“BPP”), a subsidiary of ours, were exchanged for new class AAA preferred shares of Brookfield Office Properties with substantially the same terms and conditions. The class AAA preferred shares series V, W and Y replaced the series G, J and M preferred shares of BPP and began trading on the Toronto Stock Exchange under the stock symbols “BPO.PR.X”, “BPO.PR.W” and “BPO.PR.Y”, respectively. The new class AAA preferred shares were recorded at fair value upon initial recognition. The difference between the carrying value of the BPP preferred shares, which were previously recognized as non-controlling interests, and the new class AAA preferred shares resulted in an increase to equity.

During the three and nine months ended September 30, 2013, we paid preferred dividends of $21 million and $61 million, respectively, compared with $17 million and $50 million during the same period in 2012. The increase is attributable to the issuance of Class AAA series T preferred shares in the third quarter of 2012 and Class AAA series V, W, X, Y and Z preferred shares in the second quarter of 2013.

COMMON EQUITY

At September 30, 2013, we had 505,220,743 issued and outstanding common shares. Taking into consideration potential common shares from options, restricted stock and conversion of capital securities, we had 568,960,133 common shares outstanding, calculated as follows:

	Sept. 30, 2013	Dec. 31, 2012
Common shares issued and outstanding	505,220,743	504,720,629
Unexercised options and restricted stock(1)	22,069,728	20,149,403
Conversion of capital securities	41,669,662	56,749,374
Potential common shares	568,960,133	581,619,406
(1)	Includes 4.0 million and 4.1 million options that are dilutive for purposes of calculating earnings per share for the three and nine months ended September 30, 2013, respectively

In September 2013, we renewed our normal course issuer bid for common shares for a further one year period. During the 12-month period commencing September 22, 2013 and ending September 21, 2014, we may purchase on the Toronto Stock Exchange, the New York Stock Exchange and/or other exchanges and alternative trading systems if eligible, or by such other means as may be permitted by the Toronto Stock Exchange, up to 15,161,401 common shares, representing approximately 3.0% of our issued and outstanding common shares. A copy of the Notice of Intention relating to our normal course issuer bid may be requested without charge from the company.

We did not repurchase any shares during the first nine months of 2013, except in connection with our restricted stock plan. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 39 million shares at an average price of $12.04 per share on a post-split adjusted basis.

At September 30, 2013, the book value of our common equity was $10.8 billion, compared with a market equity capitalization of approximately $9.6 billion, calculated as total common shares outstanding multiplied by $19.07, the closing price per common share on the New York Stock Exchange on September 30, 2013.

26	Q3/2013 Interim Report

Our common equity per share is calculated as follows:

(Millions, except per share information)	Sept. 30, 2013	Dec. 31, 2012
Shareholders’ equity	$12,295	$11,431
Less: preferred equity	(1,542)	(1,345)
	10,753	10,086
Add: option proceeds(1)	336	305
Fully diluted common shareholders’ equity	11,089	10,391
Potential common shares	569.0	581.6
Common equity per share – diluted	$19.49	$17.87
(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end

PREFERRED EQUITY – SUBSIDIARIES

In addition to the preferred equity – corporate and preferred equity classified as capital securities, we previously had preferred equity, issued by our subsidiary BPP. Refer to preferred equity – corporate for discussion of exchange of preferred equity – subsidiaries for Class AAA preferred shares of the company. These preferred shares represented low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares were a component of the non-controlling interest in our net income.

Subsidiaries’ preferred shares outstanding as of December 31, 2012 totaled $385 million as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Sept. 30, 2013		Dec. 31, 2012
BPP	1,805,489	Series G	70% of bank prime	$	―	$46
	3,816,527	Series J	70% of bank prime		―	96
	300	Series K	30-day BA + 0.4%		―	151
	2,847,711	Series M	70% of bank prime		―	72
	800,000	Series N	30-day BA + 0.4%		―	20
Total preferred equity – subsidiaries				$	―	$385

During the three and nine months ended September 30, 2013, dividends of nil and $2 million, respectively, were paid on preferred shares issued by BPP.

OTHER NON-CONTROLLING INTERESTS

Other non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in our subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Sept. 30, 2013	Dec. 31, 2012
Units of BOX(1)	16.7%	$499	$512
Limited partnership units of Brookfield Financial Properties L.P. (“BFP")	0.6%	40	38
Units of Prime(2)	19.5%	48	45
Partnership units of The 100 Bishopsgate Partnership(3)	12.5%	1	2
Members interest in Brookfield Heritage Partners LLC	49.0%	128	105
Interest in 1801 California Street	49.0%	56	33
U.S. Office Fund	15.7%	432	413
Total other non-controlling interests		$1,204	$1,148
(1)	Canadian dollar denominated
(2)	Australian dollar denominated
(3)	British pound denominated
27	Q3/2013 Interim Report

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities, which could include:

o	discretionary capital expenditures;

o	property acquisitions;

o	future developments; and

o	repurchase of our stock.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service, capital expenditures and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs. However, material changes in the factors may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operating activities;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sales of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 50% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a level of liquidity. Our primary sources of liquidity consists of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

28	Q3/2013 Interim Report

Commercial property debt maturities, with corresponding loan-to-value, at September 30, 2013, for the next five years and thereafter are as follows:

	Commercial Property Debt Maturities(1)	Loan-to-Value

(Millions)
Remainder 2013	$244	30%
2014	1,685	41%
2015	691	45%
2016	2,203	45%
2017	1,505	49%
2018 and thereafter	4,507	53%
(1)	Excludes corporate debt, Mezzanine Loan and U.S. Office Fund acquisition financing

At September 30, 2013, our available liquidity consists of $436 million of cash on hand, and $611 million of undrawn capacity on our corporate credit facilities.

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs and to fund distributions on shares. Cashflow from commercial operating activities depends on occupancy levels, rental rates and the timing of receivables and payables. For the nine months ended September 30, 2013, common dividends paid exceeded cashflow from operating activities by $4 million, primarily due to a reversal of tax reserves as well as the change in straight-line rental revenue associated with our commercial properties (2012 – cashflow from operating activities exceeded common share dividends paid by $73 million). As of September 30, 2013, current liabilities exceed current assets, however, we will meet the obligations of our current liabilities through refinancing current debt upon maturity, cash flow from operations, as well as disposition of assets.

Cost of Capital

We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of September 30, 2013, our weighted average cost of capital, assuming a long term 12.00% return on common equity, was 7.16% (December 31, 2012 – 7.13%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio. In determining the long term 12.00% return on common equity, management considers various factors including a review of various financial models such as dividend growth model and capital asset pricing model, as well as examination of market returns. Based on the calculation of the financial models, market returns and historical returns achieved by the company, management believes that the long term 12.00% return is an appropriate benchmark.

The following schedule details the capitalization of the company and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Sept. 30, 2013	Dec. 31, 2012	Sept. 30, 2013	Dec. 31, 2012
Liabilities
Commercial property debt	4.68%	5.31%	$11,772	$11,448
Capital securities	5.31%	5.47%	644	866
Shareholders’ equity
Preferred equity – corporate	5.40%	5.68%	1,542	1,345
Common equity(2)	12.00%	12.00%	9,635	8,585
Non-controlling interests
Preferred equity – subsidiaries	―	1.87%	―	385
Other non-controlling interests(3)	12.00%	12.00%	1,204	1,148
Total(4)	7.16%	7.13%	$24,797	$23,777
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire at maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares and underlying value of other equity interests is based on carrying value
(3)	Assuming a long term 12.00% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected
29	Q3/2013 Interim Report

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS

Our net income attributable to shareholders for the three and nine months ended September 30, 2013, was $223 million and $939 million($0.38 and $1.63 per diluted common share), compared with $376 million and $945 million($0.66 and $1.66 per diluted common share) during the same periods in 2012. The decrease in net income attributable to shareholders quarter over quarter is largely the result of:

•         a decrease of $201 million ($0.37 per diluted common share) in fair value gains mostly attributable to lower valuation gains recognized on our investment properties in the current quarter as compared to the prior quarter;

•	a decrease of $9 million ($0.02 per diluted common share) in interest and other income primarily due to a decrease in interest income on a residential note receivable from Brookfield Residential Properties Inc. (“BRPI”) which was repaid during the fourth quarter of 2012;

•	a decrease of $5 million ($0.01 per diluted common share) in income from discontinued operations largely due to the disposition of 33 South Sixth Street in Minneapolis during the fourth quarter of 2012 and the disposition of RBC Plaza in Minneapolis during the first quarter of 2013;

•	an increase of $16 million ($0.03 per diluted common share) in direct commercial property expense offset by an increase of $15 million ($0.03 per diluted common share) in commercial property revenue primarily due to single property acquisitions completed in 2012 including Metropolitan Park East & West in Seattle, 799 9th Street in Washington, D.C., and 99 Bishopsgate in London as well as the acquisition of the Victor Building in Washington, D.C. completed in the third quarter of 2013; offset by the dispositions of Landmark Square in Los Angeles and 2000 L Street in Washington, D.C. in the third quarter of 2013, offset by,

o	a decrease of $22 million ($0.04 per diluted common share) in net income attributable to non-controlling interests as a result of lower fair value gains in subsidiaries that are not wholly-owned;

o	a decrease of $16 million ($0.03 per diluted common share) in income taxes as a result of a decrease in net income from continuing operations before income taxes and a decrease in deferred tax expense recorded related to lower fair value gains recognized in the current period;

o	a decrease of $10 million ($0.02 per diluted common share) in interest expense on commercial property debt due to repayments and property dispositions, offset by interest expense recognized from new debt from acquisitions and refinancings;

o	a decrease of $6 million ($0.01 per diluted common share) in administrative costs primarily attributable to transactions costs incurred in the comparative quarter as a result of the acquisition of a portfolio of assets in London;

o	an increase of $6 million ($0.01 per diluted common share) in our share of net earnings from equity accounted investments as a result of a higher amount of valuation gains recognized in the current quarter from joint ventures and the acquisition of 125 Old Broad Street in London in the second quarter of 2013, offset by the disposition of KBR Tower in Houston in the fourth quarter of 2012 and the consolidation of the Victor Building in Washington, D.C. in the third quarter of 2013; and

o	a decrease of $3 million ($0.01 per diluted common share) in capital securities interest expense due to the redemption of our Class AAA Series F shares on January 31, 2013, as well as a weakening Canadian dollar relative to the U.S. dollar.

30	Q3/2013 Interim Report

Included on the following pages is a discussion of the various components of our operating results in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Commercial property revenue	$574	$559	$1,709	$1,616
Direct commercial property expense	230	214	672	617
Interest and other income	12	21	76	63
Interest expense
Commercial property debt	156	166	467	456
Capital securities	9	12	27	38
Administrative expense	39	45	137	126
Fair value gains (losses), net	105	306	568	766
Share of net earnings from equity accounted investments	39	33	129	101
Income (loss) from continuing operations before income taxes	296	482	1,179	1,309
Income taxes	46	62	144	219
Income (loss) from continuing operations	250	420	1,035	1,090
Income (loss) from discontinued operations	―	5	―	3
Net income (loss)	250	425	1,035	1,093
Net income (loss) attributable to non-controlling interests	27	49	96	148
Net income (loss) attributable to shareholders	$223	$376	$939	$945

Our net income per common share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2013	2012	2013	2012
Net income (loss) attributable to shareholders	$223	$376	$939	$945
Preferred share dividends	(21)	(17)	(61)	(50)
Net income (loss) attributable to common shareholders – basic	202	359	878	895
Dilutive effect of conversion of capital securities	9	12	27	38
Net income (loss) attributable to common shareholders – diluted	$211	$371	$905	$933

Weighted average common shares outstanding – basic	505.1	503.9	505.0	503.7
Unexercised options and restricted stock	4.0	4.1	4.1	4.5
	509.1	508.0	509.1	508.2
Conversion of capital securities	41.7	56.7	45.1	56.7
Weighted average common shares outstanding – diluted	550.8	564.7	554.2	564.9

Net income (loss) per share attributable to common shareholders – basic	$0.40	$0.71	$1.74	$1.78

Net income (loss) per share attributable to common shareholders – diluted	$0.38	$0.66	$1.63	$1.66

The decrease in net income per share attributable to common shareholders is detailed on the previous page.

31	Q3/2013 Interim Report

Commercial property revenue

Commercial property revenue includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes, as well as recurring fee income, lease terminations, fee and other income. Commercial property revenue totaled $574 million and $1,709 million for the three and nine months ended September 30, 2013, compared with $559 million and $1,616 million during the same period in 2012. The increase in commercial property revenue period over period is attributable to the acquisitions of Metropolitan Park East & West in Seattle and 799 9th Avenue in Washington, D.C. in the second quarter of 2012, the acquisition of a portfolio of assets in London in the third quarter of 2012 as well as the acquisition of the Victor Building in Washington, D.C. in the third quarter of 2013, offset by the dispositions of Landmark Square in Los Angeles and 2000 L Street in Washington, D.C. in the third quarter of 2013. In addition, commercial property revenue was recognized for Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties in May of 2012.

The components of commercial property revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Rental revenue	$545	$515	$1,609	$1,505
Straight-line rental income	16	29	58	54
Recurring fee income	13	14	41	40
Lease termination, fee and other income	―	1	1	17
Total commercial property revenue	$574	$559	$1,709	$1,616

Straight-line rental income

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. These increases vary among our regions but are usually standard practice within each region. During the nine months ended September 30, 2013, approximately 67% of our leases completed have rent escalation clauses. In the U.S., approximately 69% of our leases executed during the period had rent escalation clauses that provide for periodic increases in base rent. Of these leases, 54% provided for annual increases and 46% provided for increases at various times during the lease, generally for periods ranging from 3 to 6 years after commencement. On average, these escalations will increase rent annually by 2.2% over the terms of the respective leases. In Canada, approximately 57% of our leases executed during the period had rent escalation clauses that typically include a fixed rent increase every 4 years. On average, these escalations will increase rent annually by 0.9% over the terms of the respective leases. In Australia, all of our leases executed during the period had rent escalation clauses that typically include a fixed rent increase annually, ranging from 4% to 5% over the term of the lease. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and nine months ended September 30, 2013, we recognized $16 million and $58 million, respectively, of straight-line rental income compared with $29 million and $54 million during the same period in 2012. This decrease quarter over quarter is attributable to the straight-line rental income recognized in the prior quarter on Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties in the second quarter of 2012, while the increase year over year is primarily due to the straight-line rental income recognized during the current period on a significant lease in Downtown, New York.

Recurring fee income

Recurring fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd., the largest condominium property management company in Ontario, Canada, which manages approximately 65,000 condominium units.

The details of our recurring fee income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Property management, leasing, project management, and other fees	$6	$7	$21	$21
Brookfield Residential Services Ltd. fees	7	7	20	19
Total recurring fee income	$13	$14	$41	$40

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

32	Q3/2013 Interim Report

Direct commercial property expense

Direct commercial property expense, which includes real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $230 million and $672 million for the three and nine months ended September 30, 2013, respectively, compared with $214 million and $617 million during the same periods in 2012. The increase in direct commercial property expense period over period is attributable to the acquisitions of Metropolitan Park East & West in Seattle and 799 9th Avenue in Washington, D.C. in the second quarter of 2012, the acquisition of a portfolio of assets in London in the third quarter of 2012 as well as the acquisition of the Victor Building in Washington, D.C. in the third quarter of 2013, offset by the dispositions of Landmark Square in Los Angeles and 2000 L Street in Washington, D.C. in the third quarter of 2013. In addition, direct commercial property expense was recognized for Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties in May of 2012.

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. We have relatively strong occupancy levels across our portfolio, outperforming market occupancy levels across most of our portfolio. In addition, we continue to reduce our lease expiry profile for the upcoming years, and our average in-place net rent is lower than the market net rent which is reflective of the fact that a portion of our leases were executed at a point in time wherein market rents were lower. In a market of increasing rents, this below-market gap provides an earnings growth opportunity for us as we replace lower in-place rents with higher market rents. Accordingly, we anticipate steady growth in our commercial property revenue as the two rates converge over time.

More than 95% of our leases are net leases, in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. After giving consideration to amounts recovered from tenants, the company’s responsibility for operating expenses is limited to property operating expenses attributable to vacant space and operating costs specifically identified as non-recoverable under certain leases. Consequently, leasing activity, which affects both occupancy and average in-place net rent, is the principal contributor to the change in same property commercial property revenue and direct commercial property expense.

Our total portfolio occupancy was 92.1% at September 30, 2013 consistent with 92.1% at September 30, 2012. Our total portfolio average in-place net rent was $31.41 per square foot at September 30, 2013 compared with $29.77 per square foot at September 30, 2012. Our average in-place net rent increased due to renewals at higher net rents offset by a weakening Canadian and Australian dollar relative to the U.S. dollar.

The following table shows the average remaining lease term, in-place net rent and market net rent as at September 30, 2013, including our equity accounted investments and interests in assets held through participating loan interests:

		Avg. Remaining	Avg. In-Place	Avg. Market
Leasable Area(1,2)		Lease Term	Net Rent(3)	Net Rent(4)
(000's Sq. Ft.)		(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York
Midtown(5)	6,243	10.6	$42.10	$62
Downtown	12,305	7.1	29.53	32
Boston	796	5.9	23.85	26
Washington, D.C.	6,216	5.6	29.46	32
Los Angeles	4,049	6.5	22.80	22
Houston	6,963	6.1	18.18	23
Denver	2,643	5.4	20.09	20
Seattle	699	4.7	20.05	20
Toronto	8,750	7.3	27.25	32
Calgary	5,635	11.0	27.50	35
Ottawa	1,744	0.6	17.94	20
Sydney	4,093	5.5	59.47	68
Melbourne	2,072	6.0	38.11	37
Perth	1,536	8.9	59.05	64
London	788	6.3	84.40	89
Other	585	7.7	21.14	31
Total	65,117	7.1	$31.41	$37
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	In-place net rent represents the cash rent as of a point in time on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space
(4)	Market net rent represents the year one leasing net rent that we expect to be able to achieve on similar space based off of market asking rents
(5)	Midtown, New York includes 450 West 33rd Street. Excluding this commercial property, Midtown, New York in-place rent would be $49.08

33	Q3/2013 Interim Report

A summary of our current and historical occupancy levels at September 30 for the past two years, including our equity accounted investments and interests in assets held through participating loan interests, is as follows:

	Sept. 30, 2013		Sept. 30, 2012
	Leasable(1,2)	Percent	Leasable(1,2)	Percent
	Sq. Ft.	Leased	Sq. Ft.	Leased
New York
Midtown	6,243	87.9	6,276	91.6
Downtown	12,305	95.0	12,628	93.5
Total New York	18,548	92.6	18,904	92.8
Boston	796	74.6	796	66.2
Washington, D.C.	6,216	87.0	6,706	90.8
Los Angeles	4,049	88.8	4,530	87.5
Houston	6,963	89.3	8,163	90.0
Denver	2,643	71.4	2,645	67.2
Seattle	699	88.7	699	83.8
Minneapolis	―	―	2,530	93.5
Toronto	8,750	94.3	8,759	95.0
Calgary	5,635	99.7	5,639	99.7
Ottawa	1,744	99.7	1,745	99.7
Sydney	4,093	96.9	4,086	98.5
Melbourne	2,072	99.4	2,072	98.2
Perth	1,536	99.6	1,535	99.2
London	788	90.7	349	60.6
Other	585	96.9	592	97.3
Total	65,117	92.1	69,750	92.1
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments

During the nine months ended September 30, 2013, we leased 4.0 million square feet of space, which included 2.3 million square feet of new leasing, 0.5 million square feet of renewals and 1.2 million square feet of early renewals, compared to expiries of 4.0 million square feet. The average leasing net rent was $32.21 per square foot, which is an increase of 15.0% over the average expiring net rent of $28.00 per square foot. At September 30, 2013, the average leasing net rent related to new and renewed leases was $34.71 per square foot and $28.94 per square foot, respectively. In addition, since the beginning of the year, we have reduced our rollover exposure, which is the percentage of our total leasable space currently scheduled to expire, for the period 2013 through 2015 by 540 basis points.

34	Q3/2013 Interim Report

The details of our leasing activity for the nine months ended September 30, 2013, including our equity accounted investments and interests in assets held through participating loan interests, are as follows:

				Average			Year One	Average
	Dec. 31, 2012			Expiring	Leasing		Leasing	Leasing	Acq. /	Sept. 30, 2013
	Leasable	Leased	Expiries	Net Rent	New	Renewal	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft.(1,2,3)	Sq. Ft.(1,2)	($ per Sq. Ft.)(4)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	($ per Sq. Ft.)(5)	($ per Sq. Ft.)(6)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	Sq. Ft.(1,2)
New York
Midtown	6,243	5,725	(425)	$37.15	159	31	$55.11	$59.04	―	6,243	5,490
Downtown	12,305	11,569	(461)	32.01	535	50	32.68	37.61	―	12,305	11,693
Boston	796	592	―	—	2	—	6.16	7.63	―	796	594
Washington, D.C.	6,592	5,988	(1,087)	26.06	130	744	27.15	27.66	(363)	6,216	5,412
Los Angeles	4,492	3,964	(353)	21.22	133	250	20.87	23.37	(397)	4,049	3,597
Houston	6,963	6,044	(284)	18.55	299	160	22.46	23.63	―	6,963	6,219
Denver	2,643	1,758	(94)	13.38	212	11	21.92	23.47	―	2,643	1,887
Seattle	699	627	(254)	18.19	57	190	22.07	23.80	―	699	620
Minneapolis	1,052	984	―	—	―	―	—	—	(984)	―	―
Toronto	8,750	8,262	(507)	27.40	335	157	32.67	33.95	―	8,750	8,247
Calgary	5,635	5,609	(306)	28.89	201	114	30.52	32.41	―	5,635	5,618
Ottawa	1,744	1,739	(5)	26.75	1	4	28.36	28.36	―	1,744	1,739
Sydney	4,093	4,032	(140)	60.50	67	5	62.65	72.64	―	4,093	3,964
Melbourne	2,072	2,041	(10)	62.08	30	—	46.57	55.12	―	2,072	2,061
Perth	1,536	1,532	(15)	61.24	12	—	77.91	91.37	―	1,536	1,529
London	360	218	(4)	24.56	69	4	58.19	58.26	428	788	715
Other	585	577	(17)	26.52	5	2	33.24	34.50	―	585	567
Total	66,560	61,261	(3,962)	$28.00	2,247	1,722	$30.01	$32.21	(1,316)	65,117	59,952
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Restated for re-measurements performed during the first quarter of 2013
(4)	Expiring net rent represents the escalated cash rent at the end of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space
(5)	Year one leasing net rent represents the cash rent at the commencement of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space
(6)	Average leasing net rent represents the average rent over the lease term on a per square foot basis including tenant expense reimbursements, less operating expense being incurred for that space, but including the impact of straight-lining rents escalations or amortization of free rent periods

Additionally, during the nine months ended September 30, 2013, tenant improvements and leasing costs related to leasing activity that occurred averaged $42.13 per square foot, of which $64.10 per square foot and $13.46 per square foot related to new and renewed leases, respectively, compared to $46.04 per square foot during the same period in 2012.

INTEREST AND OTHER INCOME

Interest and other income decreased to $12 million and increased to $76 million for the three and nine months ended September 30, 2013, from $21 million and $63 million during the same period in 2012. The increase period over period is primarily attributable to a gain on the sale of an interest in an investment in our London portfolio in the second quarter of 2013 as well as a gain recognized as a result of a modification to the terms of a mortgage payable which was accounted for as a refinancing during the first quarter of 2013, offset by a decrease in interest income on a residential note receivable from BRPI which was repaid during the fourth quarter of 2012.

The components of interest and other income are as follows:

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions)	2013		2012	2013	2012
Interest income on loans receivable from BAM	$1	$	―	$5	$2
Interest income on residential note receivable from BRPI	―		7	―	23
Interest income on participating loan interests with subsidiaries of BAM	8		9	27	23
Interest and other income on loans receivable designated as fair value through profit and loss (“FVTPL”)	―		3	―	8
Other interest income	1		―	2	2
Other income(1)	2		2	42	5
Total interest and other income	$12		$21	$76	$63
(1)	Includes gain from amendment of mortgage terms for the nine months ended September 30, 2013

INTEREST EXPENSE

Commercial Property Debt

Interest expense relating to commercial property debt decreased to $156 million and increased to $467 million for the three and nine months ended September 30, 2013, from $166 million and $456 million during the same period in 2012. The increase period over period is primarily attributable to interest expense recognized from Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties during the second quarter of 2012, as well as new debt from acquisitions and refinancings, offset by repayments and property dispositions in addition to a weakening Canadian and Australian dollar relative to the U.S. dollar.

35	Q3/2013 Interim Report

Capital Securities

Interest expense relating to capital securities decreased to $9 million and $27 million for the three and nine months ended September 30, 2013, from $12 million and $38 million during the same period in 2012. The decrease period over period is primarily attributable to the redemption of our Class AAA Series F shares on January 31, 2013 and Class AAA Series I shares on March 30, 2012, as well as a weakening Canadian dollar relative to the U.S. dollar. Interest expense recorded on capital securities relates to preferred share dividends recorded as interest expense under IFRS.

ADMINISTRATIVE EXPENSE

Administrative expense decreased to $39 million and increased to $137 million for the three and nine months ended September 30, 2013, from $45 million and $126 million during the same period in 2012. The increase is largely attributable to a contingent payment in the second quarter of 2013 for the most probable cash outflow related to a litigation as well as an increase in depreciation of capitalized expenditures associated with company initiatives, offset by transactions costs incurred in the prior period as a result of the acquisition of a portfolio of assets in London.

The components of administrative expense are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
General and administrative expense	$35	$37	$123	$111
Transaction costs	―	4	―	4
Depreciation	4	4	14	11
Total administrative expense	$39	$45	$137	$126

FAIR VALUE GAINS (LOSSES), NET

During the three and nine months ended September 30, 2013, the company recognized fair value gains of $105 million and $568 million, respectively (2012 –$306 million and $766 million). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates and terminal capitalization rates. Current period investment property fair values are primarily attributable to changes in projected cash flows as a result of timing and leasing in properties in the United States in addition to changes in discount and terminal capitalization rates on properties in the United States and Australia.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Investment properties
Commercial properties	$84	$197	$450	$652
Commercial developments	25	101	101	92
	109	298	551	744
Financial instruments
Participating loan interests	(1)	(1)	22	(1)
Other financial instruments designated as FVTPL	(3)	9	(5)	23
	(4)	8	17	22
Total fair value gains (losses), net	$105	$306	$568	$766

SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

(Millions)	Fair Value Adjustments and Other		Share of Earnings
Three months ended Sept. 30	2013	2012	2013	2012
Total share of net earnings from equity accounted investments	$14	$4	$39	$33

(Millions)	Fair Value Adjustments and Other		Share of Earnings
Nine months ended Sept. 30	2013	2012	2013	2012
Total share of net earnings from equity accounted investments	$54	$20	$129	$101

Share of net earnings from equity accounted investments increased to $39 million and $129 million for the three and nine months ended September 30, 2013, from $33 million and $101 million during the same period in 2012. The increase is primarily attributable to a higher amount of valuation gains recognized in the current period from joint ventures and the acquisition of 125 Old Broad Street in London in the second quarter of 2013, offset by the disposition of KBR Tower in Houston in the fourth quarter of 2012 and the consolidation of the Victor Building in Washington, D.C. in the third quarter of 2013.

36	Q3/2013 Interim Report

INCOME TAXES

Income tax expense for the three and nine months ended September 30, 2013 was $46 million and $144 million, respectively, compared with $62 million and $219 million during the same period in 2012. The decrease period over period is primarily attributable to a decrease in current tax expense related to a reversal of reserves in the second quarter of 2013.

The major components of income tax expense include the following:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Current tax expense (recovery)	$15	$14	$(29)	$47
Deferred tax expense(1)	31	48	173	172
Total income taxes	$46	$62	$144	$219
(1)	Includes $1 million and $3 million of amortization for the tax benefit recorded in accumulated other comprehensive income (loss) from the settlement of derivatives designated as cash flow hedges for the three and nine months ended September 30, 2013, respectively (2012 – nil and nil)

DISCONTINUED OPERATIONS

The following table summarizes income from discontinued operations:

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions, except per share information)		2013	2012		2013	2012
Commercial property revenue	$	―	$16		$3	$43
Direct commercial property expense		―	7		3	21
Interest expense		―	1		―	4
Fair value gains (losses), net		―	(3)		―	(15)
Income (loss) from discontinued operations	$	―	$5	$	―	$3

NON-CONTROLLING INTERESTS

The following table outlines our non-controlling interests:

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions)		2013	2012	2013	2012
Preferred shares – subsidiaries	$	―	$1	$2	$5
Other non-controlling interests		27	48	94	143
Total non-controlling interests		$27	$49	$96	$148

Preferred Shares – Subsidiaries

Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPP. For the three and nine months ended September 30, 2013, dividends of nil and $2 million, respectively, were paid on preferred shares issued by BPP, compared to $1 million and $5 million during the same period in 2012. Refer to preferred equity – corporate for discussion of exchange of preferred equity – subsidiaries for Class AAA preferred shares of the company.

Other Non-Controlling Interests

Other non-controlling interests consist of earnings attributable to interests not owned by us in BOX, BFP, Prime, Brookfield Heritage Partners LLC, 1801 California Street and the U.S. Office Fund.

Non-controlling interests in subsidiary earnings decreased to $27 million and $94 million for the three and nine months ended September 30, 2013, from $48 million and $143 million during the same period in 2012.

The following table outlines the earnings attributable to other shareholders of our subsidiaries:

		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Type	2013	2012	2013	2012
BOX	Participating interests	$6	$16	$19	$61
BFP	Participating interests	1	―	3	4
Prime	Participating interests	1	3	8	2
Brookfield Heritage Partners LLC	Participating interests	14	3	23	16
1801 California Street	Participating interests	(1)	(5)	23	1
U.S. Office Fund	Participating interests	6	31	18	59
Total other non-controlling interests		$27	$48	$94	$143

37	Q3/2013 Interim Report

NON-IFRS MEASURES

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using commercial property net operating income, funds from operations and total return in addition to net income attributable to common shareholders. Commercial property net operating income, funds from operations and total return do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

Commercial Property Net Operating Income

Commercial property net operating income is defined by us as revenue from commercial property operations less direct commercial property expense. Commercial property net operating income is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. We evaluate the performance of management by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period and fees earned from management and other services provided to co-investors in our funds and commercial properties. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior period.

Funds from Operations

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the NAREIT definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a REIT. These additional adjustments result in an FFO measure that is similar to that which would result if the company was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported.

Although funds from operations is a widely used measure to analyze real estate, we believe that net income attributable to common shareholders, commercial property net operating income and funds from operations are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to common shareholders as we believe net income attributable to common shareholders is the most comparable measure.

Total Return

Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long term returns.

Common Equity per Share – Diluted (Adjusted)

Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by common shares outstanding, including potential common shares from the exercise of all options. We believe that common equity per share is the best indicator of our current financial position because it reflects our common equity adjusted for all inflows and outflows, including funds from operations and changes in the value of our investment properties. We also use common equity per share (pre-tax) in order to determine common equity per share excluding our deferred tax liabilities which we believe provides a measure comparable to organizations in our industry that are organized as REITs.

When calculating diluted funds from operations, total return and common equity per share – diluted (adjusted) in this MD&A, we exclude the effects of settling our capital securities through the issuance of common shares as our past practice has been to redeem our capital securities for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS.

COMMON EQUITY PER SHARE – DILUTED (ADJUSTED)

	Sept. 30, 2013	Dec. 31, 2012
Common shares issued and outstanding	505,220,743	504,720,629
Unexercised options and restricted stock(1)	22,069,728	20,149,403
Potential common shares (adjusted)(2)	527,290,471	524,870,032
(1)	Includes 4.0 million and 4.1 million options that are dilutive for purposes of calculating earnings per share for the three and nine months ended September 30, 2013, respectively
(2)	Includes potential common shares at September 30, 2013, and December 31, 2012, from the exercise of options and restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion

38	Q3/2013 Interim Report

Our capital securities may be converted by the holder into common shares, however, such conversion right is subject to our prior right to redeem for cash or find substitute purchasers. In accordance with International Accounting Standard (“IAS”) 33, “Earnings per Share,” we are required to presume the capital securities will be settled in common shares when calculating our diluted earnings per share where the effect is dilutive. In calculating adjusted diluted per share measures, we consider this presumption to be overcome where past experience or a stated policy provides a reasonable basis to believe that the capital securities will be settled partially or wholly in cash. Our past practice has been to redeem our capital securities for cash rather than convert to common shares and our intention is to continue with this practice.

Our common equity per share – diluted (adjusted) is calculated as follows:

(Millions, except per share information)	Sept. 30, 2013	Dec. 31, 2012
Fully diluted common shareholders’ equity	$11,089	$10,391
Potential common shares (adjusted)(1)	527.3	524.9
Common equity per share – diluted (adjusted)	$21.03	$19.80
(1)	Includes potential common shares at September 30, 2013, and December 31, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion

Commercial property net operating income

Commercial property net operating income is commercial property revenue less direct commercial property expense and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. Commercial property net operating income totaled $344 million and $1,037 million for the three and nine months ended September 30, 2013, compared with $345 million and $999 million during the same period in 2012.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Commercial property revenue	$574	$559	$1,709	$1,616
Direct commercial property expense	230	214	672	617
Commercial property net operating income	$344	$345	$1,037	$999

One of the ways in which we evaluate the performance of management is by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period and fees earned from management and other services provided to co-investors in our funds and commercial properties. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior period. For the nine months ended September 30, 2013 and 2012, we have not excluded any properties that are undergoing a redevelopment.

The following is a reconciliation from same property commercial property net operating income to total commercial property net operating income for the three and nine months ended September 30, 2013 and 2012:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Same property commercial property net operating income	$322	$325	$904	$890
Lease terminations, fee and other income	―	1	1	17
Recurring fee income	13	14	41	40
Properties reclassified from commercial developments during the period	―	―	56	26
Properties acquired during the period	6	―	21	8
Properties sold during the period	3	5	14	18
Commercial property net operating income	$344	$345	$1,037	$999

			Sept. 30, 2013	Sept. 30, 2012
Same property average in-place net rent			$27.72	$27.48
Same property occupancy			92.4%	92.0%

Same property commercial property net operating income decreased by $3 million quarter over quarter as a result of a weakening Canadian and Australian dollar relative to the U.S. dollar offset by higher same property average in-place net rent and same property occupancy.

39	Q3/2013 Interim Report

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS AND TOTAL RETURN

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Net income attributable to shareholders	$223	$376	$939	$945
Add (deduct) non-cash and certain non-recurring items:
Fair value gains, net	(105)	(306)	(568)	(766)
Fair value adjustments in net earnings from equity accounted investments	(14)	(4)	(54)	(20)
Non-controlling interests in above items	15	33	59	96
Income taxes	45	62	137	219
Amortization of lease incentives	3	―	5	―
Discontinued operations	―	3	―	15
Funds from operations	$167	$164	$518	$489

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2013	2012	2013	2012
Funds from operations	$167	$164	$518	$489
Preferred share dividends	(21)	(17)	(61)	(50)
	$146	$147	$457	$439
Funds from operations per share – diluted	$0.27	$0.26	$0.84	$0.77
Funds from operations per share – diluted (adjusted)(1)	$0.29	$0.29	$0.90	$0.86
(1)	The calculation of funds from operations per diluted share (adjusted) includes potential common shares at September 30, 2013, and September 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion

Total return represents the amount by which we increase the value of our common equity and is calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2013	2012	2013	2012
Funds from operations	$167	$164	$518	$489
Fair value gains, net of non-controlling interests	104	277	563	690
Preferred share dividends	(21)	(17)	(61)	(50)
Total return	$250	$424	$1,020	$1,129
Total return per share – diluted	$0.45	$0.75	$1.85	$2.00
Total return per share – diluted (adjusted)(1)	$0.49	$0.83	$2.00	$2.22
(1)	The calculation of total return per diluted share (adjusted) includes potential common shares at September 30, 2013, and September 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion
40	Q3/2013 Interim Report

SEGMENTED INFORMATION

We operate four reportable segments, the United States, Canada, Australia and the United Kingdom, in the commercial property business. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver, and Seattle in the United States; Toronto, Calgary, Ottawa and Vancouver in Canada; Sydney, Melbourne and Perth in Australia; and London in the United Kingdom.

For the nine months ended September 30, 2013, approximately 61% of our commercial property revenue is derived from the United States (2012– 63%) and at September 30, 2013, approximately 61% of our total assets are invested in the United States (December 31, 2012 – 60%).

Information regarding the results of each reportable segment is included below. Performance is measured based upon funds from operations, the measure used by management in assessing segment profit or loss. While funds from operations is a non-IFRS measure on a total basis, it is an IFRS measure on a segment basis because it is the measure of segment profit and loss.

United States			Canada		Australia		United Kingdom		Total
(Millions)	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Nine months ended	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Commercial property revenue	$1,048	$1,011	$416	$412	$222	$193	$23	$—	$1,709	$1,616
Direct commercial property expense	(434)	(404)	(173)	(170)	(51)	(43)	(14)	—	(672)	(617)
Interest and other income	42	9	3	25	29	31	2	(2)	76	63
Interest expense(1)	(300)	(304)	(110)	(117)	(84)	(73)	—	—	(494)	(494)
Administrative expense(2)	(67)	(61)	(48)	(48)	(21)	(12)	(1)	(5)	(137)	(126)
Other	(6)	—	1	—	4	—	(1)	—	(2)	—
Funds from operations of equity accounted investments	47	60	5	5	19	13	4	3	75	81
Funds from discontinued operations	—	18	—	—	—	—	—	—	—	18
Non-controlling interests	(18)	(34)	(17)	(17)	(2)	(1)	—	—	(37)	(52)
Funds from operations	312	295	77	90	116	108	13	(4)	518	489
Fair value gains (losses), net	328	390	80	255	134	120	26	1	568	766
Fair value gains (losses), net from equity accounted investments	40	32	—	—	9	(12)	5	—	54	20
Other	4	(1)	—	1	(9)	—	—	—	(5)	—
Income taxes	(6)	(45)	(61)	(120)	(70)	(54)	—	—	(137)	(219)
Funds from discontinued operations	—	(18)	—	—	—	—	—	—	—	(18)
Non-controlling interests	18	34	17	17	2	1	—	—	37	52
Income (loss) from continuing operations	696	687	113	243	182	163	44	(3)	1,035	1,090
Income (loss) from discontinued operations	—	3	—	—	—	—	—	—	—	3
Net income (loss)	696	690	113	243	182	163	44	(3)	1,035	1,093
Net income (loss) attributable to non-controlling interests	68	79	20	66	8	3	—	—	96	148
Net income (loss) attributable to shareholders	$628	$611	$93	$177	$174	$160	$44	$(3)	$939	$945

(1)	Includes allocation of interest expense on corporate debt and capital securities of $11 million to United States and $39 million to Canada for nine months ended September 30, 2013 (2012 - $14 million to United States and $45 million to Canada)
(2)	Includes allocation of corporate level administrative expenses of $15 million to United States, $5 million to Canada and $11 million to Australia for the nine months ended September 30, 2013 (2012 - $13 million to United States, $6 million to Canada and nil to Australia)

	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total assets	$17,045	$16,534	$5,524	$5,513	$4,180	$4,524	$1,264	$908	$28,013	$27,479
Total liabilities	$8,474	$8,417	$3,753	$3,753	$1,936	$2,009	$351	$336	$14,514	$14,515
41	Q3/2013 Interim Report

QUARTERLY RESULTS

The results by quarter are as follows:

	2013			2012				2011
(Millions, except per share information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Commercial property revenue	$574	$569	$566	$579	$559	$549	$508	$510
Net income (loss) from continuing operations attributable to shareholders	223	441	275	333	371	224	347	342
Net income (loss) attributable to shareholders	223	441	275	342	376	217	352	338

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.40	$0.83	$0.51	$0.62	$0.70	$0.41	$0.66	$0.65
Discontinued operations	—	—	—	0.02	0.01	(0.01)	0.01	(0.01)
	$0.40	$0.83	$0.51	$0.64	$0.71	$0.40	$0.67	$0.64

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.38	$0.78	$0.48	$0.58	$0.65	$0.39	$0.61	$0.59
Discontinued operations	—	—	—	0.01	0.01	(0.01)	0.01	(0.01)
	$0.38	$0.78	$0.48	$0.59	$0.66	$0.38	$0.62	$0.58

Commercial property revenue varies quarter to quarter due to acquisitions and dispositions of investment properties as well as new leases and renewals at market net rents. In addition to the variations in commercial property revenue, net income attributable to shareholders varies largely due to fair value gains and losses in each given period.

42	Q3/2013 Interim Report

PART III – RISKS AND UNCERTAINTIES

Brookfield Office Properties’ financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macro-economic factors such as economic growth, foreign exchange rates, inflation, interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cashflow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our website at www.brookfieldofficeproperties.com or at www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristic of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 45 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” on page 28 of this MD&A, we have an ongoing obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy of staggering the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At September 30, 2013, we had a floating rate bank credit facility of $695 million which matures in March 2014. Additionally, one of our subsidiaries has bilateral agreements with a number of Canadian chartered banks for an aggregate floating rate bank credit facility of C$200 million, the terms of which extend to August 2017. At September 30, 2013, the balances drawn on these facilities were $278 million.

Approximately 31% of our outstanding commercial property and corporate debt at September 30, 2013, is floating rate debt (December 31, 2012 – 29%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating-rate debt, up to 5% LIBOR, is an increase in interest expense of $37 million on an annual basis or $0.07 per diluted weighted average share outstanding on an annualized basis. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The exposure to interest rates on fixed rate debt that is maturing in the near term, which we define as 3 years. This exposure totals $1,011 million based on the amount of debt at maturity.

As discussed in the Derivative Financial Instruments section beginning on page 47, we have mitigated, to some extent, the exposure to interest rate fluctuations on variable rate debt and near term maturities of fixed rate debt through interest rate derivative contracts.

We have exposure to interest rates within our equity accounted investments.

This analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

43	Q3/2013 Interim Report

We currently have a level of indebtedness for the company of 48% of the fair market value of our commercial properties based on September 31, 2013 commercial property valuations (December 31, 2012 – 48%). This level of indebtedness is considered by the company to be conservative given the lending parameters currently existing in the real estate marketplace and the fair market value of our commercial properties. Based on this, the company believes that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, government and government agencies represent 7.9% of total leasable area and no single tenant represents more than this.

We attempt to mitigate our credit risk by signing long term leases with tenants who have investment grade credit ratings. We direct special attention to credit quality of our tenants in order to ensure long term sustainability of rental revenues through economic cycles. Once a lease has been signed, we proactively monitor the financial performance of significant tenants on a regular basis and review the status of arrears. We regularly monitor indicators of increased risk within our tenant portfolio and maintain a formalized tenant credit report to identify changes in credit quality.

The following list shows our top 20 largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2013	2014	2015	2016	2017	2018	Beyond	Year of Expiry(3)	Total	Percent of Sq. Ft.(2)
1	Government & Government Agencies	Various	AAA/AA+	1,147	322	762	275		580	2,073	Various	5,159	7.9%
2	Bank of America/Merrill Lynch(4)	Denver/LA/NY/Tor./D.C.	A-	2,820		13	55		53	1,693		4,634	7.1%
3	CIBC World Markets(5)	Calgary/Houston/NY/Tor.	A+				7			1,422	2034	1,429	2.2%
4	Suncor Energy Inc.	Calgary	BBB+	24						1,271	2028	1,295	2.0%
5	Bank of Montreal	Calgary/Toronto	A+	2	22		17		27	1,014	2023	1,082	1.7%
6	Morgan Stanley	Denver/NY/Toronto	A-		18	47				994	2030	1,059	1.6%
7	Royal Bank of Canada	Bos./Cal./NY/Tor./Van./D.C.	AA-	55		12	16	143		778	2025	1,004	1.5%
8	PricewaterhouseCoopers	Cal./Houston/LA/Sydney/Perth	Not Rated			237	424			235	2026	896	1.4%
9	JPMorgan Chase & Co.	Denver/Houston/LA/NY	A			24		8		857	2022	889	1.4%
10	Deloitte	Cal./NY/Houston/Toronto	Not Rated	125		98	49			476	2022	748	1.1%
11	Imperial Oil	Calgary	AAA				718					718	1.1%
12	EnCana Corporation	Calgary/Denver	BBB			241				468	2019	709	1.1%
13	KPMG	Perth/Sydney/Toronto	Not Rated				298			372	2024	670	1.1%
14	BHP Billiton	Perth	A+							661	2027	661	1.0%
15	Devon Energy	Houston	BBB+							641	2020	641	1.0%
16	Macquarie Group	Cal./Houston/Perth/Sydney/Tor.	BBB		62		8	56		498	2022	624	1.0%
17	Commonwealth Bank	Melbourne/Sydney	AA-				5		3	551	2022	559	0.9%
18	Clearly, Gottlieb, Steen & Hamilton	New York	Not Rated							552	2031	552	0.8%
19	Cadwalader, Wickersham & Taft LLP	New York	Not Rated	1						548	2025	549	0.8%
20	Chevron Corporation	Houston	AA					236		299	2019	535	0.8%
	Total			4,174	424	1,434	1,872	443	663	15,403		24,413	37.5%
	Percent of Total			17.1%	1.7%	5.9%	7.7%	1.8%	2.7%	63.1%		100.0%
(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Percentage of total leasable area, prior to considering partnership interests in partially owned properties
(3)	Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column and is calculated for multiple leases on a weighted average basis based on square feet where practicable
(4)	On October 1, 2013, Bank of America/Merrill Lynch space at Brookfield Place in New York becomes vacant
(5)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers and approximately 100,000 square feet to Sumitomo Corporation of America

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

44	Q3/2013 Interim Report

LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately six percent of our leases mature annually up to 2017. Our portfolio has a weighted average remaining lease life of seven years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2013, including our equity accounted investments:

(000's Sq. Ft.)	Currently Available	2013	2014	2015	2016	2017	2018	2019	2020 & Beyond	Total Leasable
Midtown, New York	753	33	30	401	329	54	272	834	3,537	6,243
Downtown, New York	612	2,837	364	761	518	648	78	7	6,480	12,305
Boston	202	―	13	9	5	16	254	23	274	796
Washington, D.C.	804	78	826	368	289	200	1,519	324	1,808	6,216
Los Angeles	452	32	146	206	352	298	685	349	1,529	4,049
Houston	744	43	357	664	247	749	444	321	3,394	6,963
Denver	756	12	179	114	177	217	100	512	576	2,643
Seattle	79	―	17	95	79	131	93	69	136	699
Toronto	503	57	265	504	792	539	488	643	4,959	8,750
Calgary	17	20	42	215	755	65	225	100	4,196	5,635
Ottawa	5	1,147	11	546	9	8	―	―	18	1,744
Sydney	129	31	96	580	787	121	697	76	1,576	4,093
Melbourne	11	20	91	152	106	150	30	513	999	2,072
Perth	7	―	263	9	12	88	14	217	926	1,536
London	73	―	124	6	71	―	6	93	415	788
Other	18	84	8	35	77	20	26	37	280	585
Total	5,165	4,394	2,832	4,665	4,605	3,304	4,931	4,118	31,103	65,117
Total % expiring	7.9%	6.7%	4.3%	7.2%	7.1%	5.1%	7.6%	6.3%	47.8%	100.0%

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using such real estate as collateral and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties, nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulators could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed or new tenants are found promptly to fill vacancies at attractive rental rates. With leasing markets performance being impacted by the strength of the economies in which we operate, it is possible we could see downward pressure on overall occupancy levels and net effective rents if economic recovery slows or stalls. We are, however, substantially protected against short-term market conditions, as most of our leases are long term in nature with an average remaining term of seven years.

45	Q3/2013 Interim Report

INSURANCE RISKS

United States

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California and Seattle locations and $100,000 for all other locations. The weather catastrophe limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations located in traditional windstorm-exposed areas. All other locations are subject to a $50,000 deductible. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence. In New York State, the Commonwealth of Massachusetts and the District of Columbia, the weather catastrophe deductible is $50,000 with the exception of one insurer that has a deductible of $875,000. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001, and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $4.0 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2013, we expect Liberty II to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Canada

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of C$1.5 billion.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1.2 billion.

Australia

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$1.25 billion per occurrence. Our earthquake limit is A$727 million per occurrence and in the aggregate. The weather catastrophe limit is A$727 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$727 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

United Kingdom

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage up to the replacement cost value of the asset. Flood, earthquake, wind and terrorism coverage is included in the coverage provided all subject to a £250 deductible.

46	Q3/2013 Interim Report

FOREIGN EXCHANGE FLUCTUATIONS

Approximately 39% of our assets and 39% of our revenues originate in Canada, Australia and the United Kingdom and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. As discussed under Derivative Financial Instruments our hedging policy does not require us to hedge the remaining net capital invested in non-U.S. operations, due to the long term ownership profile of our assets. We will, however, enter into hedging arrangements from time to time if we believe currency valuations are misaligned and to protect shorter term capital flows. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. At September 30, 2013, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $1 million on an annual basis. At September 30, 2013, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $1 million on an annual basis. At September 30, 2013, based on our net British pound funds from operations, a $0.01 appreciation in the British pound relative to the U.S. dollar would not result in a material increase in our funds from operations on an annual basis.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. Over the last two years, we may have used the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated transactions;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit Plans.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest Rate Hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at September 30, 2013, and December 31, 2012:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Sept. 30, 2013	Interest rate caps of US$ LIBOR debt	$1,303	3.7% to 5.0%	Dec 2013 to Jun 2015	nil
	Interest rate swaps of US$ LIBOR debt	$597	0.6% to 1.5%	Dec 2013 to Jun 2016	($3)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	(£1)
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,200	3.3% to 5.9%	Jan 2014 to Apr 2018	(A$48)
	Interest rate swaps on forecasted fixed rate debt	$1,255	2.3% to 4.7%	Jun 2024 to Jun 2026	($67)
	Interest rate swaps on forecasted fixed rate debt	C$150	2.6% to 3.4%	Nov 2023 to Dec 2024	C$3
Dec. 31, 2012	Interest rate caps of US$ LIBOR debt	$1,138	3.8% to 5.5%	Jan 2013 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$929	0.6% to 5.7%	Jul 2013 to Jun 2016	($13)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	(£2)
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,045	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$66)
	Interest rate swaps on forecasted fixed rate debt	$1,075	2.1% to 4.7%	Jun 2023 to May 2025	($143)
	Interest rate swaps on forecasted fixed rate debt	C$300	2.6% to 3.4%	Nov 2023 to Dec 2024	(C$7)

We enter into interest rate caps to limit debt service costs on certain LIBOR-based debt as required by the lender. We enter into interest rate swaps to fix the interest rate on certain floating rate debt to limit exposure to fluctuations in floating interest rates. We enter into swaps, from time to time, on forecasted fixed rate debt to lock in interest rates on future refinancings and protect against higher debt service costs in a rising interest rate environment.

For the three and nine months ended September 30, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with our interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable swap curves derived from market interest rates.

47	Q3/2013 Interim Report

Foreign Currency Hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at September 30, 2013, and December 31, 2012:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Sept. 30, 2013	Foreign currency forward	Australian dollars	A$50	A$1.00/US$	A$4	Dec 2013	A$ denominated net investment
	Foreign currency forward	Australian dollars	A$35	A$1.07/US$	A$1	Mar 2014	A$ denominated net investment
Dec. 31, 2012	Foreign currency forward	British pounds	£45	£0.62/US$	nil	Mar 2013	GBP denominated net investment

In addition, as of September 30, 2013, we have designated C$900 million (December 31, 2012 – C$1,100 million) of our Canadian dollar financial liabilities as hedges of the net investment in our Canadian operations.

For the three and nine months ended September 30, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives

The following table provides details of other derivatives outstanding as at September 30, 2013, and December 31, 2012:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Sept. 30, 2013	Total return swap(1)	$3	$2	Administrative expense
Dec. 31, 2012	Total return swap(1)	$1	($1)	Administrative expense
(1)	Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plans

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

48	Q3/2013 Interim Report

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICY

The company adopted IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) and IFRS 11, “Joint Arrangements” (“IFRS 11”), effective January 1, 2013.

(i)	As a result of the adoption of IFRS 10, the company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the company controls the investee on the basis of de facto circumstances. In accordance with the transitional provisions of IFRS 10, the company re-assessed the control conclusion for its investees at January 1, 2013. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

(ii)	As a result of the adoption of IFRS 11, the company has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the company classifies its interests in joint arrangements as either joint operations or joint ventures, depending on the company’s rights to the assets and obligation for the liabilities of the arrangements. When making this assessment, the company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the primary focus of classification. The company has re-evaluated its involvement in its joint arrangements. The company reports its interests in joint ventures using the equity method of accounting and its interests in joint operations are reported by recognizing the company’s share of assets, liabilities, revenues and expenses. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

The company also adopted IFRS 13, “Fair Value Measurement” (“IFRS 13”), effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. IFRS 13 applies to both financial instruments and non-financial instruments for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. The adoption of this guidance did not result in any changes to carrying amounts, however additional disclosures have been reflected in the company’s condensed consolidated financial statements as a result of related amendments to the disclosure requirements of IAS 34.

The company adopted certain amendments to IAS 1, “Presentation of Items of Other Comprehensive Income” (“Amendments to IAS 1”), effective January 1, 2013. The Amendments to IAS 1 require the company to present the items of other comprehensive income that may be reclassified to profit or loss in the future, separately from those that would never be reclassified to profit or loss. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

FUTURE ACCOUNTING POLICY CHANGES

Financial Instruments

IFRS 9, “Financial Instruments” (“IFRS 9”) is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the International Accounting Standards Board (“IASB”) reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, “Financial Instruments: Disclosures.” Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Earlier application is permitted. We anticipate adopting IFRS 9 in the first quarter of the year for which the standard is applicable and are currently evaluating the impact to our consolidated financial statements.

USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

49	Q3/2013 Interim Report

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Transactions with related parties
Commercial property revenue(1)	$2	$2	$6	$7
Interest and other income	9	19	32	56
Interest expense on commercial property debt	3	3	10	16
Management fees paid	1	—	5	—
Administrative expense(2)	13	13	38	36
			Sept. 30, 2013	Dec. 31, 2012
Balances outstanding to (from) related parties
Participating loan interests			$570	$628
Other non-current financial assets			93	104
Receivables and other assets			56	115
Commercial property debt			(176)	(229)
(1)	Amounts received from BAM and its subsidiaries for the rental of office premises
(2)	Amounts paid to BAM and its subsidiaries for administrative services

In the first three quarters of 2013, we sold a portion of the company’s ownership interest in an associate to a subsidiary of BPY. In addition, an associate was restructured, with a subsidiary of BAM acquiring an ownership interest. Refer to page 18.

In the second quarter of 2013, we entered into a contract to construct an investment property in Perth with a subsidiary of BAM.

50	Q3/2013 Interim Report

DIVIDENDS

Dividends paid per share by Brookfield Office Properties during the first three quarters of 2013, and the year ended December 31, 2012, are as follows:

		Three months ended	Three months ended	Three months ended	Year ended
	Currency	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012
Common shares	US$	$0.1400	$0.1400	$0.1400	$0.5600
Class A preferred shares	C$	0.0417	―	0.0417	0.0833
Class AA Series E preferred shares	C$	0.1312	0.1312	0.1312	0.5250
Class AAA Series E preferred shares	C$	0.1330	0.1305	0.1291	0.5250
Class AAA Series F preferred shares	C$	―	―	0.1233	1.5000
Class AAA Series G preferred shares	US$	0.3281	0.3281	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	0.3594	0.3594	1.4375
Class AAA Series I preferred shares	C$	―	―	―	0.3250
Class AAA Series J preferred shares	C$	0.3125	0.3125	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	0.3250	0.3250	1.3000
Class AAA Series L preferred shares	C$	0.4219	0.4219	0.4219	1.6875
Class AAA Series N preferred shares	C$	0.3844	0.3844	0.3844	1.5375
Class AAA Series P preferred shares	C$	0.3219	0.3219	0.3219	1.2875
Class AAA Series R preferred shares	C$	0.3188	0.3188	0.3188	1.2750
Class AAA Series T preferred shares	C$	0.2875	0.2875	0.2875	0.3434
Class AAA Series V preferred shares	C$	0.1312	0.2028	―	―
Class AAA Series W preferred shares	C$	0.1312	0.2029	―	―
Class AAA Series X preferred shares	C$	2,041.6421	1,642.1922	―	―
Class AAA Series Y preferred shares	C$	0.1312	0.2028	―	―
Class AAA Series Z preferred shares	C$	0.1021	0.0821	―	―
51	Q3/2013 Interim Report

Condensed Consolidated Balance Sheets

Unaudited (U.S. Millions)	Note	Sept. 30, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties
Commercial properties	3	$22,673	$22,442
Commercial developments	3	1,524	1,138
Equity accounted investments and participating loan interests
Investments in joint ventures	4	1,927	1,778
Investments in associates	5	112	156
Participating loan interests	6	570	628
Other non-current financial assets	7	201	209
		27,007	26,351
Current assets
Receivables and other assets	8	461	525
Restricted cash and deposits		109	103
Cash and cash equivalents		436	362
		1,006	990
Assets held for sale	9	―	138
Total assets		$28,013	$27,479

Liabilities
Non-current liabilities
Commercial property debt	10	$10,009	$9,716
Capital securities	11	644	664
Other non-current financial liabilities	12	345	473
Deferred tax liabilities	14	910	732
		11,908	11,585
Current liabilities
Commercial property debt	10	1,763	1,732
Capital securities	11	―	202
Accounts payable and accrued liabilities	13	843	926
		2,606	2,860
Liabilities associated with assets held for sale	9	―	70
Total liabilities		14,514	14,515

Equity
Preferred equity	15	1,542	1,345
Common equity	15	10,753	10,086
Total shareholders’ equity		12,295	11,431
Non-controlling interests	15	1,204	1,533
Total equity		13,499	12,964
Total liabilities and equity		$28,013	$27,479

See accompanying notes to the condensed consolidated financial statements

52	Q3/2013 Interim Report

Condensed Consolidated Statements of Income

Unaudited	Three months ended Sept. 30			Nine months ended Sept. 30
(U.S. Millions, except per share information)	Note	2013	2012	2013	2012
Commercial property revenue	16	$574	$559	$1,709	$1,616
Direct commercial property expense	16	230	214	672	617
Interest and other income	16	12	21	76	63
Interest expense
Commercial property debt	16	156	166	467	456
Capital securities	16	9	12	27	38
Administrative expense	16	39	45	137	126
Fair value gains (losses), net	17	105	306	568	766
Share of net earnings from equity accounted investments	18	39	33	129	101
Income (loss) from continuing operations before income taxes		296	482	1,179	1,309
Income taxes	14	46	62	144	219
Income (loss) from continuing operations		250	420	1,035	1,090
Income (loss) from discontinued operations	9	―	5	―	3
Net income (loss)		$250	$425	$1,035	$1,093

Net income (loss) attributable to
Shareholders		$223	$376	$939	$945
Non-controlling interests		27	49	96	148
		$250	$425	$1,035	$1,093
Net income (loss) per share attributable to common shareholders - basic
Continuing operations		$0.40	$0.70	$1.74	$1.77
Discontinued operations		―	0.01	―	0.01
		$0.40	$0.71	$1.74	$1.78
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations		$0.38	$0.65	$1.63	$1.65
Discontinued operations		―	0.01	―	0.01
		$0.38	$0.66	$1.63	$1.66

See accompanying notes to the condensed consolidated financial statements

53	Q3/2013 Interim Report

Condensed Consolidated Statements of Comprehensive Income

Unaudited	Three months ended Sept. 30		Nine months ended Sept. 30
(U.S. Millions)	2013	2012	2013	2012
Net income (loss)	$250	$425	$1,035	$1,093
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	149	125	(361)	142
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and nine months ended Sept. 30, 2013 of $2 million and $2 million, respectively (2012 – $1 million and nil)	(13)	(28)	41	(34)
	136	97	(320)	108
Derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sept. 30, 2013 of $1 million and $30 million, respectively (2012 – $3 million and $27 million)	3	(16)	90	(47)
Reclassification of losses (gains) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sept. 30, 2013 of $1 million and $3 million, respectively (2012 – $1 million and $2 million)	2	―	8	5
	5	(16)	98	(42)
Unrealized gains (losses) on equity securities designated as available-for-sale, net of income taxes for the three and nine months ended Sept. 30, 2013 of nil and nil, respectively (2012 – nil and nil)	―	―	3	―
Other comprehensive income (loss)	141	81	(219)	66
Comprehensive income (loss)	$391	$506	$816	$1,159

Comprehensive income (loss) attributable to
Shareholders
Net income	$223	$376	$939	$945
Other comprehensive income (loss)	131	56	(193)	48
	354	432	746	993
Non-controlling interests
Net income	27	49	96	148
Other comprehensive income (loss)	10	25	(26)	18
	$37	$74	$70	$166

See accompanying notes to the consolidated financial statements

54	Q3/2013 Interim Report

Condensed Consolidated Statements of Changes in Equity

Unaudited (U.S. Millions)	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Equity	Preferred Equity	Non-Controlling Interests	Total Equity
Balance at Dec. 31, 2012	$ 3,342	$ 193	$ 6,475	$ 76	$ 10,086	$ 1,345	$ 1,533	$ 12,964
Changes in period
Net income (loss)	―	―	939	―	939	―	96	1,035
Other comprehensive income (loss)	―	―	―	(193)	(193)	―	(26)	(219)
Comprehensive income (loss)	―	―	939	(193)	746	―	70	816
Shareholder distributions
Common equity	―	―	(212)	―	(212)	―	―	(212)
Preferred equity	―	―	(61)	―	(61)	―	―	(61)
Non-controlling interests	―	―	―	―	―	―	(13)	(13)
Other items
Equity issuances	5	181	―	―	186	197	―	383
Equity redemptions	―	―	―	―	―	―	(385)	(385)
Dividend reinvestment	2	―	―	―	2	―	―	2
Share-based compensation	―	5	―	―	5	―	―	5
Ownership changes, net	―	1	―	―	1	―	(1)	―
Change in period	7	187	666	(193)	667	197	(329)	535
Balance at Sept. 30, 2013	$ 3,349	$ 380	$ 7,141	$ (117)	$ 10,753	$ 1,542	$ 1,204	$ 13,499

Unaudited (U.S. Millions)	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity
Balance at Dec. 31, 2011	$ 3,330	$ 185	$ 5,540	$ 25	$ 9,080	$ 1,095	$ 1,504	$ 11,679
Changes in period
Net income (loss)	―	―	945	―	945	―	148	1,093
Other comprehensive income (loss)	―	―	―	48	48	―	18	66
Comprehensive income (loss)	―	―	945	48	993	―	166	1,159
Shareholder distributions
Common equity	―	―	(212)	―	(212)	―	―	(212)
Preferred equity	―	―	(50)	―	(50)	―	―	(50)
Non-controlling interests	―	―	―	―	―	―	(41)	(41)
Other items
Equity issuances	6	―	―	―	6	251	―	257
Equity redemptions	(2)	(3)	―	―	(5)	―	―	(5)
Dividend reinvestment	2	―	―	―	2	―	―	2
Share-based compensation	―	7	―	―	7	―	―	7
Ownership changes, net	―	4	―	―	4	―	(19)	(15)
Change in period	6	8	683	48	745	251	106	1,102
Balance at Sept. 30, 2012	$ 3,336	$ 193	$ 6,223	$ 73	$ 9,825	$ 1,346	$ 1,610	$ 12,781

See accompanying notes to the condensed consolidated financial statements

55	Q3/2013 Interim Report

Condensed Consolidated Statements of Cashflow

Unaudited	Nine months ended Sept. 30
(U.S. Millions)	Note	2013	2012
Operating activities
Net income (loss)		$1,035	$1,093
Share of undistributed net earnings from equity accounted investments		(84)	(62)
Fair value (gains) losses, net		(568)	(751)
Deferred income tax expense	14	176	172
(Gains) losses, net		(22)	―
Depreciation		14	11
Accretion of debt discount and transaction costs		17	19
Share-based compensation expense	19	7	8
Initial direct leasing costs		(33)	(55)
Working capital and other		(334)	(150)
		208	285
Financing activities
Commercial property debt arranged		3,111	1,389
Commercial property debt repaid		(2,856)	(837)
Corporate credit facilities arranged		487	855
Corporate credit facilities repaid		(269)	(488)
Capital securities redeemed		(201)	(153)
Distributions to non-controlling interests		(13)	(41)
Preferred shares issued		―	247
Preferred share dividends	15	(61)	(50)
Common shares issued		5	6
Common shares repurchased		―	(2)
Common share dividends	15	(212)	(212)
		(9)	714
Investing activities
Acquisition of real estate		(159)	(832)
Disposition of real estate		496	121
Other real estate investments		―	(257)
Acquisition of investment in joint venture		(130)	(54)
Disposition of investment in associate		30	―
Cash acquired in business combination		2	―
Foreign currency hedges of net investments		4	(5)
Loans receivable from affiliate arranged		(160)	―
Loans receivable from affiliate repaid		235	206
Restricted cash and deposits		(6)	(28)
Capital expenditures – development and redevelopment		(225)	(167)
Capital expenditures – commercial properties		(212)	(147)
		(125)	(1,163)
(Decrease) increase in cash resources		74	(164)
Cash and cash equivalents, beginning of period		362	434
Cash and cash equivalents, end of period		$436	$270

See accompanying notes to the condensed consolidated financial statements

56	Q3/2013 Interim Report

Notes to the Condensed Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY

Brookfield Office Properties Inc. (“Brookfield Office Properties” or “the company”) is incorporated under the laws of Canada. The company owns, develops and manages premier office properties in the United States (“U.S.”), Canada, Australia and the United Kingdom (“U.K.”). The company is an indirect subsidiary of Brookfield Property Partners L.P. (“BPY”), which owns approximately 51% of the company’s voting shares. Brookfield Asset Management Inc. (“BAM”) is the company’s ultimate parent. The company’s common shares trade on the New York Stock Exchange and Toronto Stock Exchange under the symbol BPO. The registered office of the company is P.O. Box 770, Suite 330, Brookfield Place Toronto, 181 Bay Street, Toronto, Ontario, M5J 2T3 and it operates head offices in New York, Toronto, Sydney and London.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)     Basis of presentation

The condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”), have been omitted or condensed.

The condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2012, except for the impact of the adoption of the accounting standards described below. The condensed consolidated financial statements have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.

The condensed consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2012.

(b)     Adoption of Accounting Standards

The company adopted IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) and IFRS 11, “Joint Arrangements” (“IFRS 11”), effective January 1, 2013.

(i)	As a result of the adoption of IFRS 10, the company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the company controls the investee on the basis of de facto circumstances. In accordance with the transitional provisions of IFRS 10, the company re-assessed the control conclusion for its investees at January 1, 2013. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

(ii)	As a result of the adoption of IFRS 11, the company has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the company classifies its interests in joint arrangements as either joint operations or joint ventures, depending on the company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the primary focus of classification. The company has re-evaluated its involvement in its joint arrangements. The company reports its interests in joint ventures using the equity method of accounting and its interests in joint operations are reported by recognizing the company’s share of assets, liabilities, revenues and expenses. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

The company also adopted IFRS 13, “Fair Value Measurement” (“IFRS 13”), effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. IFRS 13 applies to both financial instruments and non-financial instruments for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. The adoption of this guidance did not result in any changes to carrying amounts, however additional disclosures have been reflected in the company’s condensed consolidated financial statements as a result of related amendments to the disclosure requirements of IAS 34.

The company adopted certain amendments to IAS 1, “Presentation of Items of Other Comprehensive Income” (“Amendments to IAS 1”), effective January 1, 2013. The Amendments to IAS 1 require the company to present the items of other comprehensive income that may be reclassified to profit or loss in the future, separately from those that would never be reclassified to profit or loss. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

57	Q3/2013 Interim Report

(c)      Estimates

The preparation of condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the company’s consolidated financial statements for the year ended December 31, 2012.

NOTE 3: INVESTMENT PROPERTIES

	Nine months ended		Year ended
	Sept. 30, 2013		Dec. 31, 2012
	Commercial	Commercial	Commercial	Commercial
(Millions)	properties	developments	properties	developments
Balance, beginning of period	$22,442	$1,138	$19,258	$1,412
Additions
Property acquisitions and investments	316	131	741	365
Capital expenditures	203	227	241	258
Initial direct leasing costs	28	5	56	—
Dispositions and reclassification to assets held for sale	(316)	(67)	(44)	—
Reclassification from commercial developments to commercial properties	—	—	989	(989)
Fair value gains (losses)	450	101	897	82
Foreign currency translation	(534)	(8)	205	8
Other changes	84	(3)	99	2
Balance, end of period	$22,673	$1,524	$22,442	$1,138

During the third quarter of 2013, the company acquired an additional 50% interest in the Victor Building in Washington, D.C. for $72 million bringing its ownership in the commercial property to 100%. The acquisition represents a business combination accounted for in accordance with IFRS 3(R), “Business Combinations” (“IFRS 3(R)”). At the date the company acquired control, $240 million was assigned to commercial properties and $97 million was assigned to commercial property debt of the entity that holds this investment property. Prior to the acquisition date, the Victor Building was accounted for within investments in joint ventures under the equity method of accounting with a fair value of $72 million.

During the second quarter of 2013, the company acquired Leadenhall Court in London for £50 million. The acquisition represents a business combination accounted for in accordance with IFRS 3(R). At the date the company acquired control, $76 million was assigned to commercial properties of the entity that holds this investment property.

In the period from the acquisition dates to September 30, 2013, the company recorded commercial property revenue and net income attributable to shareholders in connection with these properties of $6 million and $4 million, respectively. In connection with these acquisitions, the company recognized acquisition-related costs of nil through general and administrative expense.

In addition, during the second quarter of 2013, the company exercised its option for the land lease on Principal Place, a commercial development in London, for £20 million, £13 million of which is recognized in other non-current financial liabilities. As a result, the company reclassified a £61 million contribution previously made in relation to Principal Place out of prepaid expenses and other assets to commercial developments. During the third quarter of 2013, the company sold a 50% interest in the residential portion of Principal Place for £21 million. As a result, the company derecognized the residential portion of Principal Place previously reflected in commercial developments and now accounts for its interest in the development by the equity method within investments in joint ventures.

During the third quarter of 2013, the company sold 2000 L Street in Washington, D.C. for $192 million.

The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the company measures its commercial properties and commercial developments using valuations prepared by management. The company does not measure its investment properties based on valuations prepared by external valuation professionals.

58	Q3/2013 Interim Report

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Sept. 30, 2013			Dec. 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	11.00%	6.50%	7.32%	10.75%	6.25%	7.32%
Terminal cap rate	9.00%	4.99%	6.33%	9.00%	5.75%	6.30%
Investment horizon (years)	20	4	11	21	4	11
Canada
Discount rate	7.50%	6.00%	6.46%	7.50%	6.00%	6.44%
Terminal cap rate	7.00%	5.25%	5.66%	7.00%	5.25%	5.64%
Investment horizon (years)	13	10	11	14	10	11
Australia
Discount rate	9.00%	8.00%	8.28%	9.75%	8.50%	8.84%
Terminal cap rate	9.00%	7.00%	7.08%	9.00%	7.00%	7.13%
Investment horizon (years)	10	10	10	10	10	10
United Kingdom
Discount rate	8.21%	7.00%	7.20%	7.20%	7.20%	7.20%
Terminal cap rate	5.75%	5.62%	5.64%	5.80%	5.80%	5.80%
Investment horizon (years)	10	10	10	10	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cashflows. A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $556 million and $615 million or 2.5% and 2.7%, respectively at September 30, 2013.

During the three and nine months ended September 30, 2013, the company capitalized a total of $106 million and $227 million, respectively, (2012 – $20 million and $194 million) of costs related to commercial developments. Included in this amount is $93 million and $191 million, respectively, (2012 – $14 million and $145 million) of construction and related costs and $13 million and $36 million, respectively, (2012 – $6 million and $49 million) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 5.05% (December 31, 2012 – 5.78%). Included in construction and related costs for the three and nine months ended September 30, 2013, is $27 million and $58 million, respectively, (2012 – $4 million and $58 million) paid to a subsidiary of BAM pursuant to contracts to construct investment properties.

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NOTE 4: INVESTMENTS IN JOINT VENTURES

During the third quarter of 2013, the company sold a 50% interest in the residential portion of Principal Place, a commercial development in London, for £21 million. As a result, the company equity accounted for the residential portion of Principal Place and recognized a $32 million addition to investments in joint ventures. Prior to the sale, the residential portion of Principal Place was consolidated within commercial developments.

Also, during the third quarter of 2013, the company acquired an additional 50% interest in the Victor Building in Washington, D.C. resulting in acquisition of control of the commercial property. As a result, the company has consolidated its interest in the property.

During the second quarter of 2013, the company acquired a 50% interest in 125 Old Broad Street in London for £79 million, net of £64 million in commercial property debt.

Summarized financial information in respect of the company’s investments in joint ventures is set out below:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Non-current assets
Commercial properties	$5,366	$5,080
Commercial developments	148	43
Current assets	174	130
Total assets	5,688	5,253
Non-current liabilities
Commercial property debt	1,848	1,747
Current liabilities	103	49
Total liabilities	1,951	1,796
Net assets	$3,737	$3,457
Company’s share of net assets	$1,927	$1,778

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Revenue	$92	$100	$279	$295
Expense	(48)	(52)	(152)	(150)
Earnings before fair value gains (losses)	44	48	127	145
Fair value gains (losses)	29	44	101	38
Net earnings	$73	$92	$228	$183
Company’s share of net earnings	$36	$31	$122	$96

NOTE 5: INVESTMENTS IN ASSOCIATES

On March 1, 2013, the company sold a portion of its ownership interest in BSREP Australia Trust to a fund that is controlled by a subsidiary of BPY for cash proceeds of $8 million. The sale decreased the company’s ownership interest in the associate from 41.2% to 38.8%. During the second and third quarters of 2013, the company sold incremental interests in BSREP Australia Trust to the fund for cash proceeds of $25 million. The sales further decreased the company’s ownership interest in the associate to 31.5%.

On February 1, 2013, Brookfield Johnson Controls Canada (“BJCC”), formerly Brookfield LePage Johnson Controls, was restructured. The company’s ownership interest in the associate effectively decreased from 39.9% to 33.1% and a subsidiary of BAM acquired a 16.8% ownership interest in the associate.

Summarized financial information in respect of the company’s investments in associates is set out below:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Total assets	$448	$485
Total liabilities	98	103
Net assets	$350	$382
Company’s share of net assets	$112	$156

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Revenue	$150	$137	$474	$400
Expense	(142)	(132)	(454)	(388)
Net earnings	$8	$5	$20	$12
Company’s share of net earnings	$3	$2	$7	$5

60	Q3/2013 Interim Report

NOTE 6: PARTICIPATING LOAN INTERESTS

Participating loan interests, that represent interests in certain properties in Australia that do not provide the company with control over the entity that owns the underlying property, are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to the company’s prior right to convert them into direct ownership interests in the underlying commercial properties, and a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Sept. 30, 2013	Dec. 31, 2012
Darling Park Complex, Sydney	30%	$165	$178
IAG House, Sydney	50%	114	111
NAB House, Sydney	25%	109	122
Bourke Place Trust, Melbourne	43%	182	217
Total participating loan interests		$570	$628

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains (losses), net. The carrying value of the embedded derivative at September 30, 2013, was $61 million (December 31, 2012 – $48 million). For the three and nine months ended September 30, 2013, the company recognized interest income of $8 million and $27 million, respectively, (2012 – $9 million and $23 million) on the participating loan interests and fair value gains (losses) on the associated embedded derivative of $(1) million and $22 million, respectively, (2012 –$(1) million and $(1) million).

Summarized financial information in respect of the properties underlying the company’s investment in participating loan interests is set out below:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Non-current assets	$2,372	$2,570
Current assets	75	106
Total assets	2,447	2,676
Non-current liabilities	775	673
Current liabilities	109	274
Total liabilities	884	947
Net assets	$1,563	$1,729

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Revenue	$48	$54	$153	$162
Expense	(25)	(28)	(76)	(97)
Earnings before fair value gains (losses)	23	26	77	65
Fair value gains (losses)	(3)	(1)	56	2
Net earnings	$20	$25	$133	$67

NOTE 7: OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Equity securities designated as available-for-sale (“AFS”)	$108	$105
Other loans receivable	93	104
Total other non-current financial assets	$201	$209

NOTE 8: RECEIVABLES AND OTHER ASSETS

The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Accounts receivable	$273	$195
Loan receivable from affiliate(1)	—	75
Prepaid expenses and other assets	188	255
Total receivables and other assets	$461	$525
(1)	At December 31, 2012, included a $75 million receivable from a subsidiary of BAM that was repaid during the first quarter of 2013

During the second quarter of 2013, the company exercised its option for the land lease on Principal Place, a commercial development, in London. As a result, the company reclassified a £61 million contribution previously made in relation to Principal Place out of prepaid expenses and other assets to commercial developments.

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NOTE 9: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

During the second quarter of 2013, the company reclassified Landmark Square in Los Angeles to assets held for sale upon entering into an agreement to dispose of the commercial property. On August 8, 2013, the company sold Landmark Square in Los Angeles for approximately $136 million, resulting in net proceeds of approximately $61 million.

On January 31, 2013, the company sold RBC Plaza in Minneapolis for $127 million, generating net proceeds of $53 million. RBC Plaza was presented in assets held for sale at December 31, 2012.

At December 31, 2012, the properties that comprise the company’s Minneapolis portfolio were presented in assets held for sale. These properties were part of the company’s U.S. commercial segment.

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Assets
Commercial properties	$—	$137
Receivables and other assets	—	1
Assets held for sale	$—	$138
Liabilities	—
Commercial property debt	$—	$64
Accounts payable and accrued liabilities	—	6
Liabilities associated with assets held for sale	$—	$70

Discontinued operations included the company’s Minneapolis portfolio, a geographical area that was held for sale, which the company exited in the first quarter of 2013. The following table summarizes the income and cash flows from discontinued operations:

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions, except per share information)		2013	2012		2013	2012
Commercial property revenue	$	―	$16		$3	$43
Direct commercial property expense		―	7		3	21
Interest expense		―	1		―	4
Fair value gains (losses), net		―	(3)		―	(15)
Income (loss) from discontinued operations	$	―	$5	$	―	$3
Income (loss) from discontinued operations attributable to common shareholders per share – basic	$	―	$0.01	$	―	$0.01
Income (loss) from discontinued operations attributable to common shareholders per share – diluted	$	―	$0.01	$	―	$0.01
Cash flows from (used in) operating activities	$	―	$7	$	―	$17
Cash flows from (used in) financing activities		―	(2)		(64)	(3)
Cash flows from (used in) investing activities		―	(1)		117	(2)
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NOTE 10: COMMERCIAL PROPERTY DEBT

	Sept. 30, 2013		Dec. 31, 2012
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Debt
Corporate revolving facility	3.05%	$278	―	$	―
Brookfield Canada Office Properties (“BOX”) revolving facility	―	―	3.22%		68
Senior unsecured notes	4.17%	337	4.17%		350
Australian property loans(1)	4.66%	176	6.38%		199
Secured Commercial Property Debt
Fixed rate property debt	5.16%	7,473	5.60%		7,450
Variable rate property debt(2)	3.65%	3,385	4.48%		3,176
Secured note payable	8.50%	123	8.50%		269
Total	4.68%	$11,772	5.31%		$11,512

Current		$1,763			$1,732
Non-current		10,009			9,716
Associated with assets held for sale		―			64
Total		$11,772			$11,512
(1)	Property level debt payable to a subsidiary of BAM
(2)	At September 30, 2013, includes nil of other indebtedness outstanding to a subsidiary of BAM (December 31, 2012 – $30 million)

Commercial property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Commercial property debt by currency is as follows:

	Sept. 30, 2013			Dec. 31, 2012
(Millions)	U.S. Dollars	Local Currency		U.S. Dollars	Local Currency
U.S. dollars	$7,312		$7,312	$7,241		$7,241
Canadian dollars	2,673	C$	2,752	2,431	C$	2,412
Australian dollars	1,573	A$	1,689	1,625	A$	1,563
British pounds	214		£132	215		£132
Total	$11,772			$11,512

At December 31, 2012, commercial property debt included an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that could be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative was measured at fair value with changes in fair value reported through earnings in fair value gains (losses), net. The carrying amount of the embedded derivative at December 31, 2012 was $54 million. In the first quarter of 2013, the company negotiated a modification to the terms of the mortgage to establish a new fixed interest rate and remove the participation feature. The company recognized $22 million in interest and other income representing the difference between the carrying amount of the original mortgage, including the embedded derivative, and the fair value of the amended mortgage.

NOTE 11: CAPITAL SECURITIES

The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2013		Dec. 31, 2012
Class AAA Series E(1)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	―	6.00%		―		202
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		194		202
Class AAA Series J	8,000,000	5.00%		194		202
Class AAA Series K	6,000,000	5.20%		146		150
Total capital securities				$644		$866

Current			$	―		$202
Non-current				644		664
Total capital securities				$644		$866
(1)	Class AAA, Series E capital securities are owned by BPY, the company’s parent. The company has an offsetting loan receivable against these securities earning interest at 108% of bank prime

On January 31, 2013, the company redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

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Capital securities includes $534 million (December 31, 2012 – $756 million) repayable in Canadian dollars of C$550 million (December 31, 2012 – C$750 million).

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. On October 24, 2013 the Board of Directors of the company declared quarterly dividends payable for the Class AAA Series G, H, J and K preferred shares.

NOTE 12: OTHER NON-CURRENT FINANCIAL LIABILITIES

The components of other non-current financial liabilities are as follows:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Loan payable	$92	$92
Note payable	90	90
Other financial liabilities	163	291
Total other non-current financial liabilities	$345	$473

Included in other financial liabilities are derivative liabilities with a carrying amount of $92 million (December 31, 2012 – $222 million). Refer to Note 21, Financial Instruments.

Included in other non-current financial liabilities at December 31, 2012 are derivative liabilities of $222 million that have been reclassified from accounts payable to conform to the current year’s presentation.

NOTE 13: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities was $843 million at September 30, 2013 (December 31, 2012 – $926 million). Current tax liabilities included in accounts payable amount to $87 million (December 31, 2012 – $177 million).

Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $22 million (December 31, 2012 – $13 million). Refer to Note 21, Financial Instruments.

NOTE 14: INCOME TAXES

The movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2012	Recognized in					Sept. 30, 2013
		Income	Equity	OCI		Reclassified
Deferred tax assets related to non-capital losses and capital losses	$280	$(26)	$	―	$(12)	$2	$244
Deferred tax liabilities related to differences in tax and book basis, net	(1,012)	(150)		1	7	―	(1,154)
Net deferred tax liabilities	$(732)	$(176)		$1	$(5)	$2	$(910)

The company and its Canadian subsidiaries have deferred tax assets of $114 million (December 31, 2012 – $115 million) related to non-capital losses that expire over the next 20 years, and $105 million (December 31, 2012– $127 million) related to capital losses that have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $25 million (December 31, 2012 – $38 million) related to net operating losses that expire over the next 20 years.

64	Q3/2013 Interim Report

The major components of income tax expense include the following:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Current tax (recovery) expense	$15	$14	$(29)	$47
Deferred tax expense(1)	31	48	173	172
Total income taxes	$46	$62	$144	$219
(1)	Includes $1 million and $3 million of amortization for the tax benefit recorded in accumulated other comprehensive income (loss) from the settlement of derivatives designated as cash flow hedges for the three and nine months ended September 30, 2013, respectively (2012 – nil and nil)

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Income tax expense at the Canadian federal and provincial income tax rate of 26.5% (2012 – 26.5%)	$78	$128	$312	$347
Increase (decrease) in income tax expense due to
Non-deductible preferred share dividends	2	3	7	10
Lower income tax rates in other jurisdictions	(34)	(59)	(110)	(132)
Tax asset derecognized	―	―	―	13
Foreign exchange gains and losses	―	―	(2)	―
Change in Canadian tax rate	―	―	―	11
Non-controlling interests in income of flow-through entities	(8)	(13)	(26)	(39)
Valuation allowance	―	―	12	―
Reversal of reserves	―	―	(61)	―
Other	8	3	12	9
Total income taxes	$46	$62	$144	$219

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 15.0% (2012 – 15.0%) and the Provincial income tax rate of 11.5% (2012 – 11.5%).

NOTE 15: EQUITY

(a)	Common Shares

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Nine months ended	Year ended
	Sept. 30, 2013	Dec. 31, 2012
Common shares issued and outstanding, beginning of period	504,720,629	503,667,579
Shares issued on exercise of options	405,436	1,175,305
Dividend reinvestment	102,508	199,074
Shares repurchased(1)	(7,830)	(321,329)
Common shares issued and outstanding, end of period	505,220,743	504,720,629
(1)	At September 30, 2013, consists of shares repurchased in connection with the company’s restricted stock plan net of shares sold to cover income taxes less dividends received. At December 31, 2012, shares repurchased also consisted of shares repurchased in connection with the company’s normal course issuer bid

Total common share dividends in the three and nine months ended September 30, 2013, were $71 million and $212 million, respectively, or $0.14 and $0.28 per share, respectively. On October 24, 2013, the Board of Directors of the company declared common share dividends of $0.14 per share to be paid in the fourth quarter of 2013.

(b)	Accumulated Other Comprehensive Income (Loss)

As of September 30, 2013, and December 31, 2012, accumulated other comprehensive income consists of the following amounts:

(Millions)	Sept. 30, 2013	Dec. 31, 2012
Foreign currency translation gains (losses) on investments in subsidiaries, net of related hedging activities, net of taxes of $29 million (December 31, 2012 – $32 million), net of non-controlling interest	$20	$313
Gains (losses) on derivatives designated as cash flow hedges, net of taxes of $45 million (December 31, 2012 – $78 million)(1)	(139)	(236)
Unrealized gains (losses) on equity securities designated as AFS, net of taxes of nil (December 31, 2012 – nil)	1	(2)
Net change in revaluation surplus, net of taxes of nil (December 31, 2012 – nil)	1	1
Accumulated other comprehensive income (loss)(2)	$(117)	$76
(1)	Includes losses of $14 million (December 31, 2012 - $10 million), which will be reclassified to interest expense over the next 12 months
(2)	Each component of the company’s accumulated other comprehensive income may be reclassified to profit (or loss) in the future

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(c)	Earnings per Share

Net income attributable to common shareholders and weighted average common shares outstanding used in determining net income per share are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Net income from continuing operations	$250	$420	$1,035	$1,090
Non-controlling interests	(27)	(49)	(96)	(148)
Preferred share dividends	(21)	(17)	(61)	(50)
Net income from continuing operations available to common shareholders – basic	202	354	878	892
Dilutive effect of conversion of capital securities	9	12	27	38
Net income from continuing operations available to common shareholders – diluted	$211	$366	$905	$930

Net income attributable to shareholders	$223	$376	$939	$945
Preferred share dividends	(21)	(17)	(61)	(50)
Net income available to common shareholders – basic	202	359	878	895
Dilutive effect of conversion of capital securities	9	12	27	38
Net income available to common shareholders – diluted	$211	$371	$905	$933

Weighted average shares outstanding – basic	505.1	503.9	505.0	503.7
Unexercised dilutive options and restricted stock	4.0	4.1	4.1	4.5
Conversion of capital securities	41.7	56.7	45.1	56.7
Weighted average shares outstanding – diluted(1)	550.8	564.7	554.2	564.9
(1)	The calculation of diluted weighted average shares outstanding at September 30, 2013, excludes options for 18 million shares as their inclusion would be anti-dilutive (September 30, 2012 – 15 million)

(d)	Preferred Equity

The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2013	Dec. 31, 2012
Class A redeemable voting	14,201,980	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	250	250
Class AAA Series V	1,805,489	70% of bank prime	25	―
Class AAA Series W	3,816,527	70% of bank prime	55	―
Class AAA Series X	300	30-day BA + 0.4%	66	―
Class AAA Series Y	2,847,711	70% of bank prime	42	―
Class AAA Series Z	800,000	30-day BA + 0.4%	9	―
Total preferred equity			$1,542	$1,345

On April 30, 2013, the existing preferred shares of BPO Properties Ltd. (“BPP”), a subsidiary of the company, were exchanged for new class AAA preferred shares of the company with substantially the same terms and conditions. The class AAA preferred shares series V, W and Y of the company replaced the series G, J and M preferred shares of BPP and began trading on the Toronto Stock Exchange under the stock symbols “BPO.PR.X”, “BPO.PR.W” and “BPO.PR.Y”, respectively. The new class AAA preferred shares of the company were recorded at fair value upon initial recognition. The difference between the carrying value of the BPP preferred shares, which were previously recognized as non-controlling interests, and the new class AAA preferred shares resulted in an increase to equity.

For the three and nine months ended September 30, 2013, the company paid preferred dividends of $21 million and $61 million, respectively, (2012 - $17 million and $50 million). Cumulative preferred dividends are payable, as and when declared by the Board of Directors, quarterly, on the last day of March, June, September and December or the 15th day of February, May, August and November depending on the series of preferred shares. On October 24, 2013 the Board of Directors of the company declared dividends payable for the Class A, Class AA Series E and Class AAA Series L, N, P, R, T, V, W, X, Y and Z preferred shares.

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(e)	Non-Controlling Interests

Non-controlling interests consist of the following:

(Millions)	Sept. 30, 2013		Dec. 31, 2012
Preferred equity – subsidiaries	$	―	$385
Other non-controlling interests		1,204	1,148
Total non-controlling interests		$1,204	$1,533

Preferred Equity – Subsidiaries

Subsidiaries’ preferred shares outstanding as of December 31, 2012 totaled $385 million as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Sept. 30, 2013		Dec. 31, 2012
BPP	1,805,489	Series G	70% of bank prime	$	―	$46
	3,816,527	Series J	70% of bank prime		―	96
	300	Series K	30-day BA + 0.4%		―	151
	2,847,711	Series M	70% of bank prime		―	72
	800,000	Series N	30-day BA + 0.4%		―	20
Total preferred equity – subsidiaries				$	―	$385

Refer to Note 15(d) for discussion of exchange of preferred equity – subsidiaries for Class AAA preferred shares of the company.

Other non-controlling interests

Other non-controlling interests include the amounts of common equity related to non-controlling shareholders’ interests in the company’s subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Sept. 30, 2013	Dec. 31, 2012
Units of BOX(1)	16.7%	$499	$512
Limited partnership units of Brookfield Financial Properties L.P.	0.6%	40	38
Units of Brookfield Prime Property Fund(2)	19.5%	48	45
Partnership units of The 100 Bishopsgate Partnership(3)	12.5%	1	2
Members interest in Brookfield Heritage Partners LLC	49.0%	128	105
Interest in 1801 California Street	49.0%	56	33
U.S. Office Fund	15.7%	432	413
Total other non-controlling interests		$1,204	$1,148
(1)	Canadian dollar denominated
(2)	Australian dollar denominated
(3)	British pound denominated

NOTE 16: REVENUE AND Expenses

(a)	Commercial property revenue

The following represents an analysis of the nature of the revenue included in commercial property revenue:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Rental revenue	$561	$544	$1,667	$1,559
Recurring fee income	13	14	41	40
Lease termination, fee and other income	―	1	1	17
Total commercial property revenue	$574	$559	$1,709	$1,616

(b)	Expenses

The following represents an analysis of the nature of the expenses included in direct commercial property expense, interest expense, and administrative expense:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Interest expense	$165	$178	$494	$494
Property maintenance	117	106	331	293
Real estate taxes	86	83	255	247
Employee benefits	41	42	126	133
Ground rents	6	7	20	21
Depreciation and amortization	4	4	14	11
Transaction costs	―	4	―	4
Other	15	13	63	34
Total expenses	$434	$437	$1,303	$1,237

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(c)	Interest and other income

The components of interest and other income are as follows:

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions)	2013		2012	2013	2012
Interest income on loans receivable from BAM	$1	$	―	$5	$2
Interest income on residential note receivable from Brookfield Residential Properties Inc.	―		7	―	23
Interest income on participating loan interests with subsidiaries of BAM	8		9	27	23
Interest and other income on loans receivable designated as fair value through profit and loss (“FVTPL”)	―		3	―	8
Other interest income	1		―	2	2
Other income(1)	2		2	42	5
Total interest and other income	$12		$21	$76	$63
(1)	Includes gain from amendment of mortgage terms for the nine months ended September 30, 2013. Refer to Note 10, Commercial Property Debt

NOTE 17: FAIR VALUE GAINS (LOSSES), NET

The components of fair value gains (losses), net are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Investment properties
Commercial properties	$84	$197	$450	$652
Commercial developments	25	101	101	92
	109	298	551	744
Financial instruments
Participating loan interests	(1)	(1)	22	(1)
Other financial instruments designated as FVTPL	(3)	9	(5)	23
	(4)	8	17	22
Total fair value gains (losses), net	$105	$306	$568	$766

NOTE 18: SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

The components of share of net earnings of equity accounted investments are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Joint ventures	$36	$31	$122	$96
Associates	3	2	7	5
Total share of net earnings from equity accounted investments	$39	$33	$129	$101

NOTE 19: SHARE-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During the three months ended March 31, 2013, the company granted 2,540,100 stock options (2012 – 2,416,000) under the Share Option Plan with an exercise price of $16.71 per share (2012 – $17.84 per share), which was equal to the five-day volume weighted average price of a share on the New York Stock Exchange for the five business days preceding the effective grant date of February 13, 2013. At the grant date, the options each had a fair value of $3.54 per share (2012 – $3.63 per share) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 38.84% volatility (2012 – 38.72%), a weighted average dividend yield of 3.35% (2012 – 2.50%) and a risk free interest rate of 1.47% (2012 – 1.35%). The expected volatility is based on historical volatility over a period of time corresponding to the expected term. The resulting total compensation of $9 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares. In addition, during the three months ended June 30, 2012, the company granted 1,500,000 stock options, under the Share Option Plan with an exercise price of $18.54 per share which was equal to the closing price on the New York Stock Exchange on the last trading day preceding the grant date of May 3, 2012. At the grant date, the options each had a fair value of $4.06 per share determined using the Black-Scholes model of valuation, assuming a 9.7-year term, 38.78% volatility, a weighted average dividend yield of 1.50% and a risk free interest rate of 1.38%.

At September 30, 2013, the company had 1,411,178 deferred share units outstanding and vested (December 31, 2012 – 1,356,410).

During the three months ended March 31, 2013, 29,923 (2012 – 56,646) shares were granted under the restricted stock plan with a grant date fair value of $16.70 per share (2012 – $17.65 per share).

During the three months ended March 31, 2013, 99,500 (2012 – 111,500) shares were granted under the management global share option plan with an exercise price of $16.71 per share (2012 – $15.64 per share).

68	Q3/2013 Interim Report

Employee compensation expense related to the share option, deferred share unit, restricted stock and management global share option plans for the three and nine months ended September 30, 2013, was $2 million and $7 million, respectively (2012– $4 million and $8 million).

NOTE 20: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

The company and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $59 million (A$63 million), is being pursued against one of the company’s subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against the company is $25 million (A$27 million), which has been fully provided for in the company’s financial statements. The company anticipates this specific litigation will be settled in 2014.

The company, through its 50% interest in London Wall Place LP, has a £14 million commitment to the City of London related to the acquisition of London Wall Place at September 30, 2013.

NOTE 21: FINANCIAL INSTRUMENTS

(a)     Derivatives and hedging activities

Interest rate hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at September 30, 2013, and December 31, 2012:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Sept. 30, 2013	Interest rate caps of US$ LIBOR debt	$1,303	3.7% to 5.0%	Dec 2013 to Jun 2015	nil
	Interest rate swaps of US$ LIBOR debt	$597	0.6% to 1.5%	Dec 2013 to Jun 2016	($3)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	(£1)
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,200	3.3% to 5.9%	Jan 2014 to Apr 2018	(A$48)
	Interest rate swaps on forecasted fixed rate debt	$1,255	2.3% to 4.7%	Jun 2024 to Jun 2026	($67)
	Interest rate swaps on forecasted fixed rate debt	C$150	2.6% to 3.4%	Nov 2023 to Dec 2024	C$3
Dec. 31, 2012	Interest rate caps of US$ LIBOR debt	$1,138	3.8% to 5.5%	Jan 2013 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$929	0.6% to 5.7%	Jul 2013 to Jun 2016	($13)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	(£2)
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,045	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$66)
	Interest rate swaps on forecasted fixed rate debt	$1,075	2.1% to 4.7%	Jun 2023 to May 2025	($143)
	Interest rate swaps on forecasted fixed rate debt	C$300	2.6% to 3.4%	Nov 2023 to Dec 2024	(C$7)

For the three and nine months ended September 30, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s interest rate hedging activities was not significant.

Foreign currency hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at September 30, 2013, and December 31, 2012:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Sept. 30, 2013	Foreign currency forward	Australian dollars	A$50	A$1.00/US$	A$4	Dec 2013	A$ denominated net investment
	Foreign currency forward	Australian dollars	A$35	A$1.07/US$	A$1	Mar 2014	A$ denominated net investment
Dec. 31, 2012	Foreign currency forward	British pounds	£45	£0.62/US$	nil	Mar 2013	GBP denominated net investment

In addition, as of September 30, 2013, the company had designated C$900 million (December 31, 2012 – C$1,100 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

For the three and nine months ended September 30, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s foreign currency hedging activities was not significant.

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Other derivatives

The following table provides details of other derivatives outstanding as at September 30, 2013, and December 31, 2012:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Sept. 30, 2013	Total return swap(1)	$3	$2	Administrative expense
Dec. 31, 2012	Total return swap(1)	$1	($1)	Administrative expense
(1)	Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plans

(b)     Fair value of financial instruments

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

The carrying value and fair values of the company’s financial instruments are summarized in the following table:

	Sept. 30, 2013						Dec. 31, 2012
			Loans & Receivables
	FVTPL	AFS	Other Liabilities		Total		Total
	Fair	Fair	Fair	Amortized	Carrying	Fair	Carrying	Fair
(Millions) Measurement Basis	Value	Value	Value	Cost	Value	Value	Value	Value
Financial assets
Participating loan interests	$ 61	$ —	$ 509	$ 509	$ 570	$ 570	$ 628	$ 628
Non-current financial assets
Equity securities designated as AFS	—	108	—	—	108	108	105	105
Other loans receivable	—	—	93	93	93	93	104	104
Receivables and other assets
Accounts receivable	—	—	273	273	273	273	195	195
Loan receivable from affiliate	—	—	—	—	—	—	75	75
Restricted cash and deposits	—	—	109	109	109	109	103	103
Cash and equivalents	—	—	436	436	436	436	362	362
	$ 61	$ 108	$ 1,420	$ 1,420	$ 1,589	$ 1,589	$ 1,572	$ 1,572
Financial liabilities
Commercial property debt(1)	$ —	$ —	$ 12,196	$ 11,772	$ 11,772	$ 12,196	$ 11,512	$ 12,057
Capital securities – corporate	—	—	653	644	644	653	866	890
Other non-current financial liabilities
Loan payable	—	—	92	92	92	92	92	92
Note payable	—	—	90	90	90	90	90	90
Other financial liabilities	92	—	71	71	163	163	291	291
Accounts payable and accrued liabilities	22	—	644	644	666	666	616	616
	$ 114	$ —	$ 13,746	$ 13,313	$ 13,427	$ 13,860	$ 13,467	$ 14,036

(1)	Includes debt associated with assets held for sale

(c)      Fair value hierarchy

The company values assets and liabilities carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines assets and liabilities measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sept. 30, 2013			Dec. 31, 2012
(Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Participating loan interests – embedded derivative	$—	$—	$61	$—	$—	$48
Equity securities designated as AFS	—	—	108	—	—	105
Liabilities
Commercial property debt – embedded derivative	—	—	—	—	—	54
Derivative liabilities	—	114	—	—	235	—

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There have been no transfers during the period between levels. A reconciliation of fair value measurements of financial instruments in Level 3 is set out below:

	Nine months ended
	Sept. 30, 2013
(Millions)	Assets	Liabilities
Balance, beginning of period	$153		$54
Dispositions	―		(54)
Fair value gains (losses)	16		―
Balance, end of period	$169	$	―

NOTE 22: RELATED PARTIES

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Transactions with related parties
Commercial property revenue(1)	$2	$2	$6	$7
Interest and other income	9	19	32	56
Interest expense on commercial property debt	3	3	10	16
Management fees paid	1	—	5	—
Administrative expense(2)	13	13	38	36
			Sept. 30, 2013	Dec. 31, 2012
Balances outstanding to (from) related parties
Participating loan interests			$570	$628
Other non-current financial assets			93	104
Receivables and other assets			56	115
Commercial property debt			(176)	(229)
(1)	Amounts received from BAM and its subsidiaries for the rental of office premises
(2)	Amounts paid to BAM and its subsidiaries for administrative services

Refer to Note 3, Investment Properties, for construction and related costs paid to a subsidiary of BAM pursuant to contracts to construct investment properties. During the second quarter of 2013, the company entered into a contract to construct an investment property in Perth with a subsidiary of BAM.

Refer to Note 5, Investments in Associates, for the sale of a portion of the company’s ownership interest in an associate to a subsidiary of BPY as well as an associate that was restructured, with a subsidiary of BAM acquiring an ownership interest.

NOTE 23: OTHER INFORMATION

(a)	Supplemental cashflow information

			Nine months ended Sept. 30
(Millions)			2013	2012
Acquisitions of real estate			$207	$832
Mortgages and other balances assumed on acquisition			(48)	—
Net acquisitions			$159	$832
Dispositions of real estate			$496	$157
Mortgages and other balances assumed by purchasers			―	(36)
Net dispositions			$496	$121

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2013	2012	2013	2012
Cash taxes paid	$13	$21	$54	$58
Cash interest paid (excluding dividends on capital securities)	179	104	448	413

(b)           During the three and nine months ended September 30, 2013, interest expense included $6 million and $17 million, respectively (2012 – $9 million and $17 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities which has been recognized in interest expense using the effective interest method.

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NOTE 24: SUBSEQUENT EVENTS

On October 15, 2013, the company, through DTLA Holdings LLC (“DTLA Holdings”), completed the acquisition of MPG Office Trust, Inc. (“MPG”), an owner and operator of office properties in Los Angeles, for $433 million. DTLA Holdings is a fund established to invest in downtown Los Angeles office properties that is controlled by the company through its approximately 47% equity interest and the powers it has as manager of the fund. The remaining equity in the fund of approximately 53% is held by institutional partners. The company and its institutional partners contributed cash and the Los Angeles assets previously held by the company’s U.S. Office Fund to DTLA Holdings. DTLA Holdings now indirectly owns both the company’s existing downtown Los Angeles office assets and all of the assets of MPG through a subsidiary, Brookfield DTLA Fund Office Trust Investor Inc.

Through DTLA Holdings, the company indirectly acquired all of the voting common shares of MPG for cash of $3.15 per share. Pursuant to the terms of the transaction, the company made a tender offer to purchase MPG’s outstanding Series A Preferred Stock for cash of $25.00 per share and, for each share of MPG Series A Preferred Stock that was not tendered, the company exchanged the preferred stock for one share of Brookfield DTLA Fund Office Trust Investor Inc. Series A Preferred Stock with rights, terms and conditions substantially identical to the MPG preferred stock. The total consideration of $433 million paid for MPG common and preferred shares was paid with cash of $190 million and 9,730,370 Brookfield DTLA Fund Office Trust Investor Inc. Series A Preferred Stock with a fair value of $243 million which will be recognized as non-controlling interest in the company’s financial statements. The fair value was determined based on discounting the expected cash flows associated with the preferred shares.

The acquisition represents a business combination accounted for in accordance with IFRS 3(R). The company will consolidate its interest in MPG effective October 15, 2013 and recognize the assets and liabilities of MPG at fair value as at that date. The following is a preliminary summary of the amounts assigned to each major class of asset and liability of MPG at the date the company obtained control:

(Millions)	As at October 15, 2013
Commercial properties and developments	$1,781
Accounts receivables and other assets	30
Restricted cash and deposits	234
Cash and cash equivalents	40
Commercial property debt	1,617
Accounts payable and accrued liabilities	35
Total	$433

In connection with this acquisition, the company’s preliminary estimate of acquisition related costs to be recognized through general and administrative expense on close is $16 million.

In addition, subsequent to the third quarter of 2013, the company acquired 685 Market Street in San Francisco for cash consideration of $80 million and an additional 50% interest in 125 Old Broad Street in London for cash consideration of $131 million bringing its ownership in the commercial property to 100%. Prior to the acquisition date, 125 Old Broad Street was accounted for within investments in joint ventures under the equity method of accounting with a fair value of $131 million. Based on the company’s preliminary allocation of the purchase prices for these assets, the company expects to recognize commercial properties of $545 million, commercial property debt of $206 million and net working capital of $3 million as a result of these business combinations.

If the business combinations completed in 2013 had closed as of January 1, 2013, the commercial property revenue and net income attributable to shareholders of the combined company would have been $1,911 million and $948 million, respectively, for the nine months ended September 30, 2013, assuming no fair value gains (losses) on the properties during the period prior to acquisition.

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NOTE 25: SEGMENTED INFORMATION

The company operates four reportable segments, the United States, Canada, Australia and the United Kingdom, in the commercial property business. The commercial markets in which the company operates are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver, and Seattle in the United States; Toronto, Calgary, Ottawa and Vancouver in Canada; Sydney, Melbourne and Perth in Australia; and London in the United Kingdom.

Information regarding the results of each reportable segment is included below. Performance is measured based upon funds from operations, the measure used by management in assessing segment profit or loss. While funds from operations is a non-IFRS measure on a total basis, it is an IFRS measure on a segment basis because it is the measure of segment profit and loss. The company’s definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of funds from operations such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, the company also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust.

United States			Canada		Australia		United Kingdom		Total
(Millions)	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Nine months ended	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Commercial property revenue	$1,048	$1,011	$416	$412	$222	$193	$23	$—	$1,709	$1,616
Direct commercial property expense	(434)	(404)	(173)	(170)	(51)	(43)	(14)	—	(672)	(617)
Interest and other income	42	9	3	25	29	31	2	(2)	76	63
Interest expense(1)	(300)	(304)	(110)	(117)	(84)	(73)	—	—	(494)	(494)
Administrative expense(2)	(67)	(61)	(48)	(48)	(21)	(12)	(1)	(5)	(137)	(126)
Other	(6)	—	1	—	4	—	(1)	—	(2)	—
Funds from operations of equity accounted investments	47	60	5	5	19	13	4	3	75	81
Funds from discontinued operations	—	18	—	—	—	—	—	—	—	18
Non-controlling interests	(18)	(34)	(17)	(17)	(2)	(1)	—	—	(37)	(52)
Funds from operations	312	295	77	90	116	108	13	(4)	518	489
Fair value gains (losses), net	328	390	80	255	134	120	26	1	568	766
Fair value gains (losses), net from equity accounted investments	40	32	—	—	9	(12)	5	—	54	20
Other	4	(1)	—	1	(9)	—	—	—	(5)	—
Income taxes	(6)	(45)	(61)	(120)	(70)	(54)	—	—	(137)	(219)
Funds from discontinued operations	—	(18)	—	—	—	—	—	—	—	(18)
Non-controlling interests	18	34	17	17	2	1	—	—	37	52
Income (loss) from continuing operations	696	687	113	243	182	163	44	(3)	1,035	1,090
Income (loss) from discontinued operations	—	3	—	—	—	—	—	—	—	3
Net income (loss)	696	690	113	243	182	163	44	(3)	1,035	1,093
Net income (loss) attributable to non-controlling interests	68	79	20	66	8	3	—	—	96	148
Net income (loss) attributable to shareholders	$628	$611	$93	$177	$174	$160	$44	$(3)	$939	$945

(1)	Includes allocation of interest expense on corporate debt and capital securities of $11 million to United States and $39 million to Canada for nine months ended September 30, 2013 (2012 - $14 million to United States and $45 million to Canada)
(2)	Includes allocation of corporate level administrative expenses of $15 million to United States, $5 million to Canada and $11 million to Australia for the nine months ended September 30, 2013 (2012 - $13 million to United States, $6 million to Canada and nil to Australia)

	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total assets	$17,045	$16,534	$5,524	$5,513	$4,180	$4,524	$1,264	$908	$28,013	$27,479
Total liabilities	$8,474	$8,417	$3,753	$3,753	$1,936	$2,009	$351	$336	$14,514	$14,515

NOTE 26: APPROVAL OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements were approved by the board of directors and authorized for issue on October 24, 2013.

73	Q3/2013 Interim Report

Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at September 30, 2013	Symbol	Stock Exchange
Common Shares	505,220,743	BPO	New York/Toronto
Class A Preferred Shares
Series A	4,612,495	Not listed	―
Series B	9,589,485	Not listed	―
Class AA Preferred Shares
Series E	2,000,000	Not listed	―
Class AAA Preferred Shares
Series E	8,000,000	Not listed	―
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
Series L	11,500,000	BPO.PR.L	Toronto
Series N	11,000,000	BPO.PR.N	Toronto
Series P	12,000,000	BPO.PR.P	Toronto
Series R	10,000,000	BPO.PR.R	Toronto
Series T	10,000,000	BPO.PR.T	Toronto
Series V	1,805,489	BPO.PR.X	Toronto
Series W	3,816,527	BPO.PR.W	Toronto
Series X	300	Not listed	―
Series Y	2,847,711	BPO.PR.Y	Toronto
Series Z	800,000	Not listed	―

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June, September and December	Last day of March, June, September and December
Class AAA Preferred Shares Series G, H, J, K, L, N, P, R and T	15th day of March, June, September and December	Last day of March, June, September and December
Class AAA Preferred Shares Series V,W and Y	Last day of January, April, July and October	15th day of February, May, August and November
(1)	All dividends are subject to declaration by the company’s Board of Directors
(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise

FIVE-YEAR COMMON SHARE DIVIDEND HISTORY

(U.S. Dollars)	2009	2010	2011	2012	2013
March 31	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14
June 30	0.14	0.14	0.14	0.14	0.14
September 30	0.14	0.14	0.14	0.14	0.14
December 31	0.14	0.14	0.14	0.14	0.14

74	Q3/2013 Interim Report

Corporate Information

CORPORATE PROFILE

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 109 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD office PROPERTIES

Brookfield Place Brookfield Place

250 Vesey Street 181 Bay Street

New York, New York 10281 Toronto, Ontario M5J 2T3

Tel: (212) 417-7000 Tel: (416) 369-2300

Fax: (212) 417-7214 Fax: (416) 369-2301

www.brookfieldofficeproperties.com

SHAREHOLDER INQUIRIES

Brookfield Office Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Director, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent, CIBC Mellon Trust Company, as listed below.

CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 700
Station B
Montreal, Quebec, H3B 3K3

By courier:	2001 University Street
Suite 1600
Montreal, Quebec, H3A 2A6

Tel:	(416) 682-3860; (800) 387-0825
Fax:	(888) 249-6189
E-mail:	inquiries@canstockta.com
Web site:	www.canstockta.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Office Properties maintains a website, brookfieldofficeproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

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www.brookfieldofficeproperties.com